As filed with the United States Securities and Exchange
                  Commission, via EDGAR, on March 27, 1997


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   FORM 20-F/A
                                (Amendment No. 1)


           [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

            [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended ___________________

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to _________________

Commission file number __________________________________________

                             Display.IT Holdings plc
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                England and Wales
             ------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                        46 Cannon Street, London EC4N 6JJ
             ------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class                            Name of each Exchange
                                                     on which registered
            None                                            None
     -------------------                            ---------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 Title of Class
                   ------------------------------------------
                   American Depositary Shares of 5 pence each
                        Ordinary Shares of 5 pence each*

-------------------------
* Not for trading, but only in connection with the Registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                ----------------
                                (Title of Class)


         As of January 31, 1997, there were outstanding 15,556,720 ordinary shares of 5 pence each (the "Ordinary Shares") of the Registrant.


         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d)of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

              Yes        No   X
                  ---        ---
         Indicate by check mark which financial statement item the Registrant has elected to follow.

              Item 17               Item 18  X
                      -----                 ---

         Pursuant to a Deposit Agreement (the "Deposit Agreement") to be entered into between the Registrant, the Depositary and the owners and holders from time to time of American Depositary Receipts ("ADRs") evidencing ADSs, the Depositary will be able to charge any party depositing or withdrawing Shares (as defined in the Deposit Agreement) or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Registrant or an exchange of stock regarding the ADRs or Deposited Securities (as defined in the Deposit Agreement) or a distribution of ADRs pursuant to the Deposit Agreement), a fee of $1.50 or less per certificate for an ADR or ADRs for transfers made pursuant to the Deposit Agreement. See "Item 14. Description of Securities to be Registered -- Description of American Depositary Receipts -- Charges of Depositary."

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
PART I

Item 1.         Description of Business.....................................  1

Item 2.         Description of Property .................................... 19

Item 3.         Legal Proceedings .......................................... 19

Item 4.         Control of Registrant....................................... 19

Item 5.         Nature of Trading Market ................................... 20

Item 6.         Exchange Controls and Other Limitations
                Affecting Security Holders ................................. 21

Item 7.         Taxation ................................................... 22

Item 8.         Selected Financial Data..................................... 25

Item 9.         Management's Discussion and Analysis of Financial
                Condition and Results of Operations ........................ 28

Item 10.        Directors and Officers of Registrant ....................... 35

Item 11.        Compensation of Directors and Officers ..................... 38

Item 12.        Options to Purchase Securities from
                  Registrant or Subsidiaries ............................... 38

Item 13.        Interest of Management in Certain Transactions ............. 40


Part II

Item 14.        Description of Securities to be Registered ................. 42


Part III*

Item 15.        Defaults Upon Senior Securities*

Item 16.        Changes in Securities and Changes in
                Security for Registered Securities*

--------------------
* Not applicable

                                                                            Page
                                                                            ----
Part IV

Item 17.        Financial Statements*

Item 18.        Financial Statements ....................................... 56

Item 19.        Financial Statements and Exhibits .......................... 56

--------------------
* Not applicable



         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Registration Statement on Form 20-F and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward-looking, such as statements relating to plans for increased functionality of existing software and other software development activities, as well as plans relating to various methods of future revenue generation, entering into various business-enhancing agreements, future expansion, other capital spending, financing sources and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to software development activities, product acceptance, the ability to keep pace with technological evolution, competition, dependence on existing management, global economic conditions and the possibility of future restrictive governmental regulation of the financial information industry.

                                INTRODUCTORY NOTE


         Unless the context indicates otherwise, (i) "Display.IT Holdings" refers to Display.IT Holdings plc, a public limited company incorporated in England and Wales under the Companies Act of 1985 of Great Britain (the "Companies Act"), (ii) "Display.IT Limited" refers to Display.IT Limited, a private company limited by shares incorporated in England and Wales under the Companies Act, and (iii) the "Company" or "Display.IT" refers collectively to Display.IT Holdings and Display.IT Limited, a wholly owned subsidiary of Display.IT Holdings.


         The Company publishes its consolidated financial statements expressed in United Kingdom ("U.K.") pounds sterling. In this Registration Statement, references to "$" are to United States ("U.S.") dollars and references to "(pound sterling)" or "pounds sterling" or "pounds" and "pence" or "p" are to U.K. currency. For historical information regarding rates of exchange between U.S. dollars and pounds sterling, see "Item 8. Selected Financial Data -- Exchange Rate Information." On March 19, 1997, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was $1.5968 to (pound sterling) 1.00.



         Any cash dividends paid by Display.IT Holdings will be in pounds sterling, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Receipts ("ADRs") on conversion of such dividends. Moreover, fluctuations in the exchange rates between pounds sterling and the U.S. dollar will affect the dollar equivalent of the pounds sterling price of the ordinary shares of 5 pence each of Display.IT Holdings (the "Ordinary Shares") trading off exchange in London, England on a trading facility known as OFEX ("OFEX"), and, as a result, are likely to affect the market price of Display.IT Holdings' American Depositary Shares of 5 pence each ("ADSs") which are represented by the ADRs in the United States.

         Display.IT Holdings will furnish The Bank of New York (the "Depositary"), with annual reports containing Consolidated Financial Statements and an opinion thereon by independent public accountants. Such financial statements will be prepared on the basis of accounting principles generally accepted in the U.K. ("U.K. GAAP"). The annual reports will contain a reconciliation to accounting principles generally accepted in the U.S. ("U.S. GAAP") of net income and shareholders' equity. Although it is not required to do so, Display.IT Holdings anticipates that it will also furnish the Depositary with semi-annual reports prepared in conformity with U.K. GAAP, which will contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary will mail all such reports to record holders ("Record Holders") of ADRs, evidencing ADSs. Display.IT Holdings will also furnish to the Depositary all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders of Display.IT Holdings. The Depositary will make such notices, reports and communications available for inspection by Record Holders of ADRs and will mail to all Record Holders of ADRs notices of shareholders' meetings received by the Depositary. Display.IT Holdings is not required to report quarterly financial information.

         All references herein to the Ordinary Shares, the prices thereof, or to options to acquire Ordinary Shares give retroactive effect to a four-for-one bonus issue (the "Bonus Issue") whereby on December 6, 1996 shareholders of Display.IT Holdings were issued four additional Ordinary Shares for each Ordinary Share held.

                                     PART I


Item 1.     Description of Business.

General Development of Business

         On June 19, 1995, Display.IT Limited was incorporated in England and Wales as a private company limited by shares under the Companies Act with authorized capital of 10,000 ordinary shares of (pound sterling)1 each. All of Display.IT Limited's outstanding ordinary shares were issued to Peter Levin. Display.IT Limited, under the direction of Mr. Levin, began the development of the Display.IT software with the goal of creating a Windows-based software package that would enable users involved in financial markets to access near real-time financial data and news freely available over the Internet and real-time financial data and other information available from certain third-party providers of financial information. See "Item 1. Description of Business -- Industry Overview" and "-- Products and Services -- Display.IT Software."

         On May 3, 1996, Display.IT Holdings was incorporated in England and Wales under the Companies Act as Law 737 Limited, a private company limited by shares. On June 20, 1996, Display.IT Holdings entered into an agreement (the "Share Exchange Agreement") with Mr. Levin whereby Display.IT Holdings acquired from Mr. Levin all of the outstanding ordinary shares of Display.IT Limited (the "Display.IT Limited Shares") in exchange for the crediting as fully paid up the 200 Ordinary Shares held by Mr. Levin and the issuance to him of an additional 9,999,800 Ordinary Shares. Display.IT Limited thereby became a wholly owned subsidiary of Display.IT Holdings. See "Item 13. Interest of Management in Certain Transactions -- Acquisition of Display.IT Limited Shares."

         On June 24, 1996, Display.IT Holdings was re-registered as a public limited company and its name was changed to Display.IT Holdings plc. Also on that date, Display.IT Holdings commenced the offering of 5,000,000 Ordinary Shares at a price of (pound sterling)0.20 per Ordinary Share to certain persons in the United Kingdom (the "U.K. Private Placement"). By June 27, 1996, 19 investors had purchased all of the Ordinary Shares offered in the U.K. Private Placement. On June 28, 1996, the Ordinary Shares began trading on OFEX. See "Item 5. Nature of Trading Market."


         On December 6, 1996, an extraordinary general meeting of Display.IT Holdings was convened at which resolutions were passed approving the Bonus Issue. Under the terms of the Bonus Issue, shareholders of Display.IT Holdings were entitled to receive four additional Ordinary Shares for each Ordinary Share held. All references in this Registration Statement to the Ordinary Shares, the prices thereof, or to options to acquire Ordinary Shares give retroactive effect to the Bonus Issue. In addition, on December 13, 1996, Display.IT Holdings received the authorization of its shareholders to sell up to 3,500,000 Ordinary Shares in a private placement transaction or series of such transactions. In connection therewith, as of January 31, 1997, the Company had sold an aggregate of 506,720 Ordinary Shares to two investors in return for an aggregate consideration of (pound sterling)1,839,996.

Industry Overview

         According to Waters Information Services, Inc. ("Waters"), in 1995, participants in the financial information industry generated approximately $5.3 billion in revenues world wide. Waters' research indicates that approximately 34.4% of these revenues were generated by participants in North America, 40.6% by participants in Europe and the remaining 25% by participants in Asia and the Pacific.

         Generally, the financial information industry consists of three types of participants: those that capture or develop information ("originators"), those that deliver the information ("information or data providers") and those that ultimately use the information ("end-users"). Originators, such as stock exchanges and the Nasdaq Stock Market, capture or develop financial data, which include equity and bond prices and certain information regarding mutual funds, currencies and commodities, and originators such as Reuters Holdings PLC ("Reuters") and Bloomberg L.P. ("Bloomberg") capture or develop financial news. Information providers serve as conduits through which information obtained from originators (or, in some cases, other information providers) is delivered to end-users.



         Financial data can be delivered to end-users either simultaneously as it is generated ("real-time financial data") or subject to a brief delay, typically 15 to 20 minutes ("near real-time financial data"). Most information providers that deliver real-time financial data, such as Bloomberg, Dow Jones Markets ("Telerate") and Reuters (Bloomberg and Reuters are both originators of financial news and information providers of financial news and data), do so through dedicated information feeds and special computer terminals which can be used only to access the financial data and news made available by that information provider. Certain of these information providers have developed extensive, proprietary non-Internet delivery mechanisms and other infrastructures for the provision of their information to end-users, and, in certain instances, have developed software enabling delivery to personal computers ("PCs").



         The Company is an information provider that has developed software that, utilizing the Internet as a non-proprietary delivery mechanism, delivers in a format that management believes is familiar to professional end-users and intuitive for non-professional end-users (i) near real-time financial data and financial news available from originators and other information providers via the Internet without charge, and (ii) real-time financial data and other information available from certain other information providers via the Internet for a charge. See "Item

1. Description of Business -- Products and Services -- Display.IT Software" and "-- Risks of New Product Development."

Operations


         The Display.IT software was under development throughout 1996 and a working model of the product was first available in late April 1996. Development and testing of the Display.IT software continued until late November 1996 when management determined that the product was ready for release to the public. The Company anticipates that marketing of the Display.IT software will be conducted globally by resellers, consisting of hardware manufacturers, software distribution companies, telecommunications providers, marketing companies and consultants, that will make the Display.IT software available to end-users. See "Item 1. Description of Business -- Principal Markets" and "-- Distribution."



         During the first half of 1997, the Company intends to aggressively promote and market the Display.IT software through resellers, and will seek to enter into marketing agreements with resellers to distribute the Display.IT software through various channels in a manner designed to increase revenues generated from sales of the product. The Company intends to target resellers with access to markets all over the world. As of January 31, 1997, the Company had entered into agreements with two resellers. On November 24, 1996, the Company entered into a cooperation and distribution agreement with a marketing company (the "Marketing Company") pursuant to which the Marketing Company has agreed to serve as a non-exclusive world wide distributor of Display.IT software. The agreement gives the Marketing Company the right to sell the software via the Internet, telemarketing and direct field sales, and to receive as a sales commission a percentage of the price for which each Display.IT software unit is sold. In January 1997, the Company entered into a distributorship agreement (the "Distributorship Agreement") with an information services company (the "Information Services Company") pursuant to which the Information Services Company has also agreed to serve as a non-exclusive world wide distributor of Display.IT products. See "Item 1. Description of Business -- Distribution," "-- Preliminary Arrangements," "-- Agreements With the Information Services Company -- Distributorship Agreement" and "-- Development Stage Company; Expectation of Losses; Negative Cash Flows."



         In addition, the Company has been engaged in discussions with several other resellers located principally in the U.S. and the U.K. contemplating the purchase of Display.IT software for resale through retail channels and directly to end-users. See "Item 1. Description of Business -- Distribution" and "-- Preliminary Arrangements."


         From the date of the Display.IT software's introduction through March 15, 1997, the Company had sold only a minimal number of Display.IT software units, principally to customers in the U.K. During the first two months of 1997, the Company generated revenues from product sales of approximately (pound sterling) 14,595. Since introduction, management has focused the Company's sales, marketing and distribution efforts in a manner designed to maximize the number of Display.IT software units disseminated. In an effort to achieve this goal, the Company has sought to distribute Display.IT software to potential end-users free of charge. Of the potential end-users to whom Display.IT software has been distributed or otherwise made available, those end-users who have actually installed the product are located primarily in the U.S. and Europe. While this method of distribution predominates, sales and revenues may be adversely affected; however, management believes that the strategy will benefit the Company over the longer term.


         Since it commenced operations, the Company has outsourced, and for 1997, the Company intends to continue to outsource, where possible, cost centers, such as software development, accounting and marketing activities, as well as end-user assistance, or

"help desk" services (which have been outsourced to British Telecommunications plc ("BT")). Management believes that outsourcing the Company's cost-centers enables management to focus on the Company's core business functions, including directing the execution of software development and information management, and enables the Company to minimize staffing levels and related fixed costs. See "Item 1. Description of Business -- Products and Services -- Customer Support" and "-- Distribution."

         The Company currently anticipates that during 1997 it will spend approximately (pound sterling)300,000 on research and development in an effort designed to maintain its position in the market for Internet delivery-based financial information products, to continue development of the Display.IT software to enhance and improve its features, and to design new products based on or related to the Display.IT software. The Company, pursuant to a software development agreement, retained a software development firm to assist in the development of the Display.IT software and anticipates that it will retain the same and/or other software development firms to assist the Company in the development of any enhancements and improvements to the Display.IT software and any new software products, although no assurance to that effect can be given. See "Item 1. Description of Business -- Risks of New Product Development" and "-- Research and Development Policy."

         In 1997 and beyond, the Company may seek to acquire businesses, products and/or technologies that extend or enhance the Company's current business and product offerings. The Company does not currently have any agreements, arrangements or understandings, and is not involved in any negotiations, with respect to any such acquisition. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Products and Services

         Display.IT Software


         General. The Display.IT software first became available to end-users in late November 1996. Once installed on a Windows-based PC, the Display.IT software displays on the end-user's PC near real-time financial data and financial news available without charge via the Internet, and real-time financial data and other financial information available via the Internet for a fee from certain information providers, in a format which management believes is familiar to professional users, and intuitive for non-professional users. This information is currently gathered from approximately 250 sites on the Internet's World Wide Web (the "Web") and covers over 100,000 instruments ranging from the traditional -- including, without limitation, equities, bonds, options, commodities and currency exchange rates -- to the highly specialized -- such as Japanese tin futures.

         Conceptually, the Display.IT software can be regarded as operating in two parts. First, information identifying the location on the Web of financial data and news has been organized by the Display.IT software into a directory. Second, the Display.IT software, in response to the query of an end-user, accesses requested financial information using the directory to locate the information, and then displays it on the end-user's PC. For example, a typical stock price request is translated by the software into a search through the directory for the most up-to-date information available through known sources on the Internet relating to the particular stock for which pricing and other data are available. The Display.IT software does not store or replicate any financial data; rather, it uses information in the directory to identify a source of the data on the Internet and the location of the data within that source, and then retrieves that data via the Internet for display on the end-user's PC.

         Display.IT software is Microsoft Corporation ("Microsoft") accredited and compliant which makes it compatible with any PC running Windows 95 or Windows NT. The Company has developed the Display.IT software to be Microsoft compatible so that end-users would have the ability to include financial data, such as stock, bond and mutual fund prices, delivered to end-users via the software in a database and to use other Microsoft applications to manipulate the data in order to, among other things, develop graphs and spreadsheets. As of December 31, 1996, the data storage and manipulation feature was still undergoing testing and not available to end-users. See "Item 1. Description of Business -- Risks of New Product Development."



         As of January 31, 1997, financial data and information ("Fee-Based Information") consolidated by Green Eye Limited ("Green Eye"), Standard & Poor's ComStock ("S&P ComStock") and Emerging Markets Data plc ("EMD") (collectively, the "Fee-Based Information Providers") was available to Display.IT end-users for a fee payable by the end-users to the appropriate Fee-Based Information Provider. The Fee-Based Information consolidated by Green Eye consists of three-to-five year old historical financial data pertaining to various business entities; the Fee-Based Information consolidated by S&P ComStock consists of real-time financial data; and the Fee-Based Information consolidated by EMD consists of real-time financial data and financial news regarding business entities in emerging markets. In January 1997, the Company entered into an agreement (the "Intermoney Agreement") with the Information Services Company pursuant to which Fee-Based Information consolidated by the Information Services Company, which consists of forward-looking, predictive market information based on extensive research, may become available to Display.IT end-users. In addition to Fee-Based Information, certain information consolidated by the Fee-Based Information Providers and the Information Services Company is available to Display.IT end-users free of charge (other than the cost of the Display.IT software and any upgrades). See "Item 1. Description of Business -- Products and Services -- Display.IT Software -- Access to Third Party Data" and "-- Agreements With the Information Services Company -- Intermoney Agreement."



         End-users obtaining Fee-Based Information through the Display.IT software will have access to a dynamic body of financial information consolidated, updated and maintained by the Fee-Based Information Providers that make the information available. On the other hand, the body of information available to end-users who obtain access only to the near real-time financial data available through the Display.IT software is static -- i.e., there is a set number of Web sites that the software will access to obtain financial information. In order to have the number of Web sites that the Display.IT software will access increased, end-users must pay for software upgrades which will be periodically released by the Company. An end-user who does not obtain Fee-Based Information or purchase software upgrades generally will not have access to financial information regarding, for instance, new issues of equity securities. BT currently provides limited customer support services to Display.IT end-users and the Company is seeking to enter into an agreement with BT whereby BT, pursuant to service contracts, would offer varying levels of expanded customer support to Display.IT end-users. It is currently anticipated that certain of the service contracts offered would entitle Display.IT end-users to software upgrades at no cost (other than that of the service contract). See "Item 1. Description of Business -- Products and Services -- Customer Support" and "-- Preliminary Arrangements."

         The Company anticipates that it will generate revenues from, among other things, sales of the Display.IT software, and that sales will be made pursuant to license agreements. See "Item 1. Description of Business -- Development Stage Company; Expectation of Losses; Negative Cash Flows," "-- Intellectual Property" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Operating Income."

         Delivery Mechanism. Generally, providers of access ("access providers") to the Web utilize infrastructures that often include public telephone lines. When an end-user connected to the Web via such an access provider accesses a Web site connected to the Web by an access provider utilizing a different infrastructure, the information retrieved by the end-user undergoes a series of "hops" from one infrastructure to the next until it reaches the infrastructure of the access provider through which the end-user is connected to the Web. The hops that the information undergoes do not follow a predictable path, and it is possible for information to travel thousands of miles through the Web to get to an end-user located only a short distance from the Web site accessed. The combination of these factors -- i.e., hopping and the use of public telephone lines -- can lead to delays in the transmission of information to the end-user.

         In order to minimize transmission delays which could compromise the value of the real-time and near real-time financial data delivered to end-users by the Display.IT software, the Company is connected to the Web through BT, an access provider utilizing the Concert InternetPlus infrastructure. BT, through a series of peering agreements with other premium

Internet access providers, has created a global infrastructure, Concert InternetPlus, that reduces hops. The Concert InternetPlus infrastructure utilizes international private leased circuits ("IPLCs") of high-bandwidth for the transmission of information through the Web. These IPLCs generally have fewer users than public telephone lines and their high-bandwidth allows for great resiliency, which generally results in significantly faster information transmission among end-users and Web sites connected to Concert InternetPlus, regardless of the distance between them.

         The Company seeks to educate its end-users as to the decreased information transmission times that generally can be achieved when they connect to the Web through access providers utilizing the Concert InternetPlus infrastructure. The Company anticipates that by educating its end-users in this way, they will be more likely to take advantage of the efficiency of the Concert InternetPlus infrastructure which should result in increased end-user satisfaction with the Display.IT software. The Company is seeking to enter into agreements with BT and other access providers providing access to the Web via the Concert InternetPlus infrastructure that would reduce the cost associated with access to the Web through such companies to both Display.IT and its end-users. See "Item 1. Description of Business -- Preliminary Arrangements."

         The Company has an understanding (the "CellNet Understanding") with CellNet, a telecommunications company that owns and operates one of the two mobile telephone networks in the United Kingdom and which allows for mobile connectivity to the Concert InternetPlus infrastructure. Pursuant to the CellNet Understanding, the Company is to encourage its end-users who require mobile connectivity to the Internet to utilize the CellNet network in order to obtain such connectivity, and, in return, CellNet is to pay a percentage of all revenues generated by it in connection with the Display.IT software to the Company. Management expects that within the next few months the Company will enter into a definitive written agreement with CellNet based on the CellNet Understanding. However, no assurance can be given that the Company will be successful in entering into such a written agreement, or, in the event such a written agreement is entered into, that such agreement will be on terms similar to those of the CellNet Understanding. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Operating Income."

         Access to Third Party Data. The Company utilizes the Internet access and transmission services offered by telecommunications companies to provide a medium for the delivery to end-users of financial data and news developed or compiled by certain originators and other information providers. Some of these information providers supply a wide range of real-time price and analytical information to their subscribers. This data is available through the Display.IT software to end-users.

         Management believes that, prior to the introduction of the Display.IT software, data providers have had three choices to deliver information to customers. First, like Reuters, Telerate and Bloomberg have done, they have had the option of developing their own non-Internet data delivery mechanism, which management believes, in certain instances, may be expensive and time consuming.


         Second, they have been able to provide their data through one or more other information providers with existing delivery mechanisms, such as Reuters, Telerate and Bloomberg. This method enables only end-users who pay the information provider with the existing delivery mechanism for service to access the information desired. In addition, in order to obtain the desired information, the end-user, in most instances, must have a dedicated information feed and, in certain instances, may have a special computer terminal installed.


         Third, they have been able to establish their own Internet Web sites allowing end-users to display financial data in the form presented. Generally, end-users obtaining financial data from these Web sites cannot store and manipulate the data accessed to develop, among other things, graphs and spreadsheets. In addition, management believes that, to date, financial data Web sites have not provided a standardized display mechanism.

         Display.IT has developed a fourth method for the delivery of financial data to end-users. By utilizing the existing, well-developed infrastructure of the Internet, the Company has avoided the cost of having to develop its own data delivery mechanism, thereby allowing it to deliver real-time and near real-time financial data and financial news to its end-users free of charge (not including the cost of the software and any upgrades). Management believes that use of the Internet as a delivery mechanism also allows data providers disseminating real-time financial data through the Display.IT software to charge lower rates to Display.IT's end-users accessing such data than those charged by information providers using their own non-Internet data delivery mechanisms for the provision of real-time financial data to end-users. No assurance can be given, however, that data providers delivering real-time financial data via the Display.IT software will charge lower rates to end-users than would be charged by data providers delivering such data via proprietary delivery mechanisms.



         The Company has entered into agreements with S&P ComStock and EMD, and has an understanding with Green Eye (the "Green Eye Understanding"), pursuant to which end-users will be granted access through the Display.IT software to the real-time financial data and other financial information consolidated by those information providers. In addition, the Company has entered into the Intermoney Agreement pursuant to which Fee-Based Information consolidated by the Information Services Company, which consists of forward-looking, predictive market information based on extensive research, may become available to Display.IT end-users. In order to obtain Fee-Based Information from any of the Fee-Based Information Providers, Display.IT end-users enter into agreements with the Fee-Based Information Provider or Fee-Based Information Providers whose information they wish to obtain pursuant to which the end-users pay fees directly to the Fee-Based Information Provider or Fee-Based Information Providers for access to its or their information. Each of the agreements between the Company, on the one hand, and the Information Services Company, S&P ComStock and EMD, on the other, and the Green Eye Understanding, obligate the Fee-Based Information Providers and the Information Services Company to pay to the Company a percentage of the fees they receive in connection with the Fee-Based Information accessed via the Display.IT software. Display.IT intends to seek to enter into similar agreements with additional real-time financial data providers and providers of other types of value-added financial data and information. See "Item 1. Description of Business -- Preliminary Arrangements," "-- Agreements With the Information Services Company -- Intermoney Agreement," "-- Development Stage Company; Expectation of Losses; Negative Cash Flows" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Operating Income." With respect to the Green Eye Understanding, management expects that within the next few months the Company will enter into a definitive written agreement with Green Eye based on the Green Eye Understanding. However, no assurance can be given that the Company will be successful in entering into such a written agreement, or, in the event such a written agreement is entered into, that such agreement will be on terms similar to those of the Green Eye Understanding.


         The Company is seeking to generate an additional source of recurring revenue in connection with information providers by pursuing an agreement with an Internet access provider pursuant to which the access provider would pay a royalty or finder's fee to the Company for each information provider that, on the Company's recommendation, agrees to transmit data via the Internet through the access provider. As of December 31, 1996, no such agreement had been entered into. See "Item 1. Description of Business -- Preliminary Arrangements," "-- Development Stage Company; Expectation of Losses; Negative Cash Flows" and "Item
9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Operating Income."

         Customer Support


         The Company has entered into an agreement with BT whereby BT has agreed to provide the Company's end-users with help desk and other technical support services during normal office hours in the United Kingdom (i.e., 8:00 a.m. to 5:30 p.m. United Kingdom local time). End-users seeking help at other times have the option of leaving a message to which BT will respond during its normal office hours. This agreement expires on March 31, 1997. The Company is currently engaged in negotiations with BT with respect to renewal of the agreement or entering into a new agreement with BT containing similar terms. There can be no assurance that the Company will be successful in having the agreement renewed or entering into a new agreement with BT containing similar terms, or, in the event that it is, that such renewal agreement or new agreement will be on terms favorable to the Company.


         The Company is seeking to enter into another agreement with BT pursuant to which BT would agree to offer a range of service contracts to Display.IT end-users so that the end-user may select the level of service most appropriate to their needs. For example a busy global trading floor may require 24-hour support, whereas an occasional user may prefer to pay for services as needed by incurring premium rate telephone charges, such as "900" services. It is anticipated that this agreement will require BT to pay the Company a portion of the revenues that it generates from the sale of service contracts, although no assurance to that effect can be given. See "Item 1. Description of Business -- Preliminary Arrangements," "-- Development Stage Company; Expectation of Losses; Negative Cash Flows" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Operating Income."

Principal Markets

         Professional

         Real-Time Financial Data. Based on research conducted by Waters, as of December 31, 1995, the world wide market for financial screens among professionals, including PCs, workstations and other proprietary hardware, was estimated to be about 760,000 screens. Securities dealers, brokers and analysts and other financial professionals obtain real-time financial data and other information with respect to stocks, bonds, currencies, commodities and futures through these screens. Historically, these financial screens have been displayed on either special purpose computer terminals installed by real-time financial data providers, such as Reuters and Bloomberg, or networked PCs to which real-time financial data is distributed through in-house servers.

         Management believes that end-users can access real-time financial data through the Display.IT software for less cost than they can from real-time financial data providers that use dedicated information feeds and special computer terminals to deliver and display their information. Management believes that these information providers must take into account the costs associated with the development and maintenance of a non-Internet delivery mechanism and installation of dedicated information feeds and special computer equipment in determining what to charge end-users of their information. A real-time financial data provider allowing for access to its data via the Display.IT software incurs none of these costs as it uses the Internet as its delivery mechanism (which obviates the need for a dedicated information feed) and the information is displayed on an ordinary PC with the Display.IT software installed.

         Management believes that it is also less costly to access real-time financial data through the Display.IT software than through an in-house server and networked PCs. In-house servers require the utilization of floor space (which is generally expensive and can often be put to more efficient use) and a Management Information Systems ("MIS") Department to monitor and maintain them. Management believes that these costs can be reduced when real-time financial data is accessed through the Display.IT software because the software can be directly installed in a number of PCs (and thus does not need to be distributed by an in-house server), and all maintenance of the software can be handled by BT pursuant to service contracts, which management believes generally entail less cost than establishing and maintaining an MIS Department. An additional advantage associated with not routing real-time financial data through in-house servers is that at times of peak information demand, the servers can become overloaded which can lead to delays in the delivery of real-time financial data to end-users.

         End-users may also incur less cost by accessing real-time financial data through the Display.IT software than by accessing such data by either of the other two methods because they will be able to avoid the duplication of exchange fees. Typically, an originator of real-time financial data, such as a stock exchange or the Nasdaq Stock Market, charges fees for the use of such data. These fees are generally assessed by the originator with respect to each financial screen displaying such data. If an end-user of real-time financial data displays data captured by a particular originator on special computer terminals installed by more than one data provider, the end-user is typically assessed fees with respect to each screen on which the data is displayed. The Display.IT software avoids any duplication of exchange fees by allowing end-users to access real-time financial data delivered by multiple data providers on one PC.

         Management believes that the delivery of real-time financial data via the Display.IT software offers professional end-users advantages in addition to cost savings. When using PC networks to distribute financial screens, custom-designed software packages are required to manage and display the data, which may be developed or compiled from various sources. Management believes that these software packages often cause financial data to be presented in nonstandard formats or formats that are not familiar to professional end-users. Management believes that the Display.IT software, by presenting the screens in a standard format that management believes is familiar to financial professionals, offers such end-users the advantages associated with reduced training requirements and increased operator efficiency.

         Also, the Display.IT software gives end-users the capability to access real-time financial data from outside of the office. In order to obtain financial data through the Display.IT software, the end-user need only be able to connect to the Internet. Lap-top computers can be equipped with cellular phone lines and access to the Internet can be obtained through such phone lines from practically anywhere. Real-time financial data providers that utilize dedicated information feeds and special computer equipment for the delivery of their information cannot offer this degree of accessibility as their terminals are not mobile and their delivery mechanisms cannot be accessed through cellular phone lines.

         For these reasons, management believes, but cannot assure, that Display.IT will be able to capture a portion of the professional market for financial screens from companies providing real-time financial data through dedicated information feeds and special computer equipment and through in-house servers to networked PCs. In addition, management believes that the relatively low cost of obtaining real-time financial data through the Display.IT software makes it marketable to professional end-users who traditionally did not have access to such data. It is anticipated that this marketability could lead to the expansion of the professional market for real-time financial data screens. No assurance to this effect can be given, however.

         Near Real-Time Financial Data. In addition to the professional market for access to real-time financial data, research conducted by Waters indicates that there is demand for screen-based financial data from employees (typically middle and back office, management and analysts) of financial and related institutions who do not require real-time financial data, and do not merit its expense. Management believes, but cannot assure, that the Company can obtain a share of this segment of the professional market because of the low data costs associated with, and the professional display format utilized by, the Display.IT software in connection with its provision of near real-time financial data to end-users.

         Consumer

         Management believes that consumers who own PCs and who are interested in their personal savings and investment represent a potential market for the Display.IT software. The Display.IT software organizes and displays near real-time financial data freely available over the Internet from numerous sources, and real-time financial data delivered through the Internet for a charge, in a format convenient and intuitive for the household end-user. The Display.IT software is Microsoft accredited and compliant and therefore compatible with any PC running under Windows 95 or Windows NT. The Company has developed the Display.IT software to be Microsoft compatible so that end-users would have the ability to include financial data, such as stock, bond and mutual fund prices, delivered to the end-user via the software in a database and to use other Microsoft applications to manipulate the data in order to, among other things, develop graphs and spreadsheets. As of December 31, 1996, the data storage and manipulation feature was still undergoing testing and not available to end-users. See "Item 1. Description of Business -- Risks of New Product Development."

         The Company anticipates that while a market among sophisticated consumers will develop for real-time financial data delivered through the Display.IT software, the greatest demand for the Display.IT software among consumers will emanate from consumers interested only in obtaining access to the near real-time financial data and news delivered by the software.

Distribution

         The Company anticipates that sales and distribution to end-users of the Display.IT software will be conducted through resellers that generally have distribution networks in place and access to wide customer bases to whom they can market the Display.IT software. In order to target both the professional and consumer markets, the Company is currently negotiating with five types of companies -- hardware manufacturers, software distribution companies, telecommunications providers, marketing companies and consultants -- in order to reach agreements for the purchase by such companies of Display.IT software for resale. Management intends to enter into agreements with resellers whereby the resellers agree to commit to purchase a certain number of Display.IT software packages per year for resale, although it realizes that alternative arrangements may be necessary. See "Item 1. Description of Business -- Preliminary Arrangements."


         The Company has identified and had discussions with certain companies within each of the five aforementioned categories and management believes that significant interest in the product exists. On November 24, 1996, the Company entered into a cooperation and distribution agreement with the Marketing Company pursuant to which the Marketing Company has agreed to serve as a non-exclusive world wide distributor of Display.IT software. The agreement gives the Marketing Company the right to sell the software via the Internet, telemarketing and direct field sales, and to receive as a sales commission a percentage of the price for which each Display.IT software package is sold. The initial term of the agreement is one year and it is to continue thereafter for successive one-year renewal terms, until terminated by either party on not less than three months' prior written notice effective on the expiration of the initial term or then current renewal term. The agreement may also be terminated by either party by delivering written notice to the other not less than 90 days before the end of the first six months of the initial term (effective 90 days after such six month period), or in connection with certain occurrences such as a change of control, bankruptcy, insolvency or default of the other party. In order to accomplish Internet sales, the Marketing Company will maintain a Web site through which the Display.IT software can be ordered and downloaded over the Internet directly to the end-user's PC. The Company's Web site has a button which, when pushed, gives end-users interested in purchasing the Display.IT software access to the Marketing Company's Web site.


         In January 1997, the Company entered into the Distributorship Agreement with the Information Services Company, pursuant to which the Information Services Company also agreed to serve as a non-exclusive world wide distributor of Display.IT products. In addition, the Company has been engaged in discussions with several other resellers contemplating the purchase of Display.IT software for resale through retail channels and directly to end-users. See "Item 1. Description of Business -- Preliminary Arrangements" and "-- Agreements With the Information Services Company -- Distributorship Agreement."

         From the date of the Display.IT software's introduction through March 15, 1997, the Company had sold only a minimal number of Display.IT software units, principally to customers in the U.K. During the first two months of 1997, the Company generated revenues from product sales of approximately (pound sterling) 14,595. Since introduction, management has focused the Company's sales, marketing and distribution efforts in a manner designed to maximize the number of Display.IT software units disseminated. In an effort to achieve this goal, the Company has sought to distribute Display.IT software to potential end-users free of charge. Of the potential end-users to whom Display.IT software has been distributed or otherwise made available, those end-users who have actually installed the product are located primarily in the U.S. and Europe. While this method of distribution predominates, sales and revenues may be adversely affected; however, management believes that the strategy will benefit the Company over the longer term.



         Management believes that by outsourcing marketing activities the Company will be able to reduce product marketing costs and concentrate its marketing efforts on procuring real-time financial data providers and providers of other types of value-added financial information, from which management anticipates Display.IT will derive a large portion of its recurring revenues. Typically, data providers consolidating real-time financial data and other types of value-added financial information will pay a proportion of revenues generated in connection with the Display.IT software to Display.IT. These types of data providers are numerous, and a senior executive has been recently recruited to develop income from them. See "Item 1. Description of Business -- Products and Services -- Display.IT Software -- Access to Third Party Data," "-- Development Stage Company; Expectation of Losses; Negative Cash Flows" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Operating Income."

Preliminary Arrangements

         The Company is seeking to enter into agreements with a variety of vendors and service providers in an effort to enhance the marketability of the Display.IT software and to market the Display.IT software to end-users. Included in those agreements the Company is seeking to enter into with third parties are:
(i) agreements whereby real-time financial data providers and providers of other types of value-added financial information would offer access to their information via the Display.IT software for a charge to end-users and pay a portion of the charges received to the Company, (ii) agreements with Internet access providers utilizing the Concert InternetPlus infrastructure for less expensive connection to the Internet for the Company and its end-users, (iii) agreements with resellers for purchase of the Display.IT software for resale,
(iv) an agreement with an access provider for royalties or finder's fees to be paid to the Company with respect to each information provider that, on the Company's recommendation, agrees to connect to the Internet via the access provider, and (v) an agreement with BT whereby BT would offer a range of service contracts to Display.IT end-users and pay a portion of the revenues received in connection therewith to the Company. There can be no assurance that the Company will be successful in entering into any of these agreements or other agreements upon which the success of the Company's business and its prospects may depend or may, in the future, come to depend. Furthermore, even if the Company is able to enter into such agreements, there can be no assurance that the terms of such agreements will be favorable to the Company or permit it to operate profitably.


Agreements With the Information Services Company

         Distributorship Agreement


         The Distributorship Agreement was entered into in January 1997 and has an initial, and automatic renewal, term of three years. Either party may terminate the Distributorship Agreement on not less than six months' prior written notice to the other, or in connection with the bankruptcy, insolvency or default of the other party. In addition, the Information Services Company has the right to terminate the Distributorship Agreement in the event that: (i) the Intermoney Agreement or an agreement (the "Licensing Agreement") pursuant to which the Company has licensed the Information Services Company to utilize certain Display.IT technology in connection with the development, maintenance and updating and upgrading of certain software being developed for the Information Services Company (the "ISC Software") terminate for any reason, or
(ii) the ISC Software has not reached certain development milestones by March 31, 1997 and April 30, 1997. The Distributorship Agreement terminates automatically in the event the ISC Software is not made available to the public by June 1, 1997. Most of the events that give rise to the right of the Information Services Company to terminate the Distributorship Agreement, or to automatic termination thereof, are beyond the control of the Company. Accordingly, the Company is unable to affect whether such events will occur and therefore cannot assure that the Distributorship Agreement will not terminate automatically or become terminable by the Information Services Company.


         The Distributorship Agreement obligates the Company for the term of the Distributorship Agreement and three years thereafter not to engage in any business in competition with the Information Services Company; not to customize Display.IT software for certain information providers including McCarthy, Crisanti and Maffi ("MCM"), Reuters, Automated Data Processing Inc. ("ADP"), Telerate, Bloomberg, Bridge Information Services ("Bridge"), Thompson Financial ("Thompson"), Stone & McCarthy ("Stone") and 4cast; and not to include access through the Display.IT software to data consolidated by certain information providers including MCM, ADP, Thompson (only with respect to certain financial information provided thereby), Stone and 4cast. The latter restriction is inapplicable, however, in the event the Information Services Company exercises its right to terminate the Intermoney Agreement upon six months' prior written notice to the Company.

         Intermoney Agreement


         The Intermoney Agreement was entered into in January 1997 and obligates the Information Services Company to make its Fee-Based Information available to Display.IT end-users at such time as it shall determine in its absolute discretion, but, in no event, later than 60 days after the ISC Software is made available to the public. The Intermoney Agreement has an initial term of three years and an automatic three-year renewal term. Either party may terminate the Intermoney Agreement on not less than six months' prior written notice to the other, or in connection with the bankruptcy, insolvency or material breach of the other party. In addition, the Information Services Company has the right to terminate the Intermoney Agreement in the event of termination of the Distributorship Agreement, the Licensing Agreement or the agreement between the Information Services Company and a software developer relating to development of the ISC Software. The Intermoney Agreement terminates automatically in the event the ISC Software is not made available to the public by June 1, 1997. Most of the events that give rise to the right of the Information Services Company to terminate the Intermoney Agreement, or the automatic termination thereof, are beyond the control of the Company. Accordingly, the Company is unable to affect whether such events will occur and therefore cannot assure that the Intermoney Agreement will not terminate automatically or become terminable by the Information Services Company.


         During the term thereof and for three years thereafter, the Intermoney Agreement obligates the Company to comply with the same restrictions regarding competition with the Information Services Company, the customization of the Display.IT software for certain information providers and the accessability through the Display.IT software of information consolidated by certain information providers applicable to the Company under the Distributorship Agreement.


Risks of New Product Development

         The Company has only recently introduced the Display.IT software and thus there can be no assurance that, despite testing by the Company and potential customers, errors will not be found in the software, or, if discovered, successfully corrected in a timely and cost-effective manner. Moreover, with respect to enhancements of the Display.IT software, such as the data storage and manipulation feature, and any future products that may be developed by the Company, no assurance can be given that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of such enhancements and products. In the event errors in the Display.IT software are discovered and not corrected on a timely and cost-effective basis, or, if the development, introduction and marketing of product enhancements and new products is hindered by difficulties of a technical nature or otherwise, the Company's operating results and financial condition could be materially adversely affected.

Development Stage Company; Expectation of Losses; Negative Cash Flows

         The Company was founded in June 1995 and, as a development stage company, has not yet generated revenues in connection with the Display.IT software. As of December 31, 1996, the Company had cumulative net losses since inception of (pound sterling)848,073, and the Company expects to continue to incur losses and negative cash flow for an indeterminate period of time in the future. No assurance can be given that the Company will be able to generate revenues in connection with the Display.IT software or any other products that it may develop, or, that if it does, as to the amount, sources or composition of such revenues. Whether or not revenues will be generated in connection with such products will be largely dependent upon matters beyond the control of the Company, including, without limitation, product acceptance, technological evolution, competition, global economic conditions, taxes, the availability of (and ability to retain) the services of talented personnel and the possibility of future restrictive governmental regulation of the financial information industry. In the event revenues are generated in connection with the Display.IT software and any future products, there can be no assurance that such revenues will be sufficient to allow the Company to operate profitably or become cash flow positive at any time in the future.

Composition of Total Sales and Revenue


         A working model of the Display.IT software was completed in late April 1996, and the product has been available for sale since late November 1996. The Company anticipates that sales, marketing and distribution of Display.IT software will be conducted on a global basis by resellers, consisting of hardware manufacturers, software distribution companies, telecommunications providers, marketing companies and consultants. The Company has been engaged in discussions with several resellers located in the U.S. and the U.K. contemplating the purchase of Display.IT products for resale. As of January 31, 1997, the Company had entered into agreements with two resellers, the Marketing Company and the Information Services Company, regarding distribution of Display.IT products. See "Item 1. Description of Business -- Operations," "-- Distribution" and "-- Agreements With the Information Services Company -- Distributorship Agreement."

         From the date of the Display.IT software's introduction through March 15, 1997, the Company had sold only a minimal number of Display.IT software units, principally to customers in the U.K. During the first two months of 1997, the Company generated revenues from product sales of approximately (pound sterling) 14,595. Since introduction, management has focused the Company's sales, marketing and distribution efforts in a manner designed to maximize the number of Display.IT software units disseminated. In an effort to achieve this goal, the Company has sought to distribute Display.IT software to potential end-users free of charge. Of the potential end-users to whom Display.IT software has been distributed or otherwise made available, those end-users who have actually installed the product are located primarily in the U.S. and Europe. While this method of distribution predominates, sales and revenues may be adversely affected; however, management believes that the strategy will benefit the Company over the longer term. See "Item 1. Description of Business -- Development Stage Company; Expectation of Losses; Negative Cash Flows" and "Item
9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Operating Income."



Research and Development Policy

         Display.IT Limited was continuously engaged in research and development in order to create the Display.IT software from early January 1996 to June 20, 1996, when Display.IT Limited was acquired by Display.IT Holdings. The Company continued that effort until late November 1996, when the development and testing of the Display.IT software was completed. Since November 1996, the Company has continued to make research and development expenditures in an effort to keep the Display.IT software current with evolving technology, to enhance and improve upon the Display.IT software and to design new products related to and/or based on the Display.IT software. See "Item 1. Description of Business -- Risks of New Product Development," "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Research and Development" and "-- Development Costs."

         The Company, pursuant to a software development agreement, retained a software development firm to assist in the development of the Display.IT software. The Company anticipates that it will retain the same and/or other software development firms to assist in the development of any enhancements and improvements to the Display.IT software and any new software products, although no assurances to that effect can be given.

         The following table sets forth the estimated amount spent by Display.IT Limited and/or the Company, as applicable, in each of 1995 and 1996, on company-sponsored research and development:


                                                      Research and
                                        Development Expenditures(Pound Sterling)
                                        ----------------------------------------
Year Ended December 31, 1995                               --

January 1, 1996 to December 31, 1996                     312,223

Intellectual Property


         Management believes that Display.IT holds all relevant intellectual property rights to the Display.IT software and source code. These rights are held by Display.IT either as owner or as licensee in relation to third party components included in the software.




         Display.IT relies primarily on a combination of copyright and trade secret laws, as well as confidentiality agreements and contractual protection, to protect its proprietary rights in the software and source code. Patent protection has not been sought for the Display.IT software in either the U.S. or the U.K. Management believes that the Company is the rightful owner of copyrights in, or holds relevant copyright licenses in respect of, the Display.IT software under U.K. copyright law, and that such ownership rights or licenses would be recognized in the U.S. With respect to trademark protection, the Company submitted a trademark application for "DISPLAY IT" on December 6, 1995 in the U.K. As of March 15, 1997, the application was pending and subject to objection of the U.K. Registry of Trademarks that the mark is descriptive. A hearing has been requested with respect to this objection, but, as of March 15, 1997, no date had been set. Management believes that any inability to obtain such trademark protection will not have a material adverse effect on the Company. The Company has not submitted an application for trademark registration in the U.S.



         The Display.IT software is sold pursuant to software license agreements, which, in most cases, grant end-user customers a non-exclusive, non-transferable license to use the software and contain terms and conditions prohibiting the unauthorized reproduction or transfer of the software. In addition, the Company's key employees and distributors are required to give confidentiality undertakings with respect to the Display.IT software. Despite these protective measures, it may be possible for unauthorized third parties (including competitors) to copy aspects of the Company's product or to obtain the use of information that the Company regards as confidential and proprietary. Any such misappropriation could have an adverse material effect on the Company's operating results and financial condition.


         The Company does not believe that the Display.IT software infringes upon the proprietary rights of any third parties. There can be no assurance, however, that one or more third parties will not make a contrary assertion. The cost of responding to any such assertion may be material, regardless of whether or not there is merit to the assertion. See "Item 3. Legal Proceedings."


Employees

         As of December 31, 1996, the Company had four employees, all of whom were based in the United Kingdom. None of the Company's employees is a member of any union and thus the Company is not party to any collective bargaining agreements.

         The Company recognizes the contribution of committed and well-motivated employees, who are rewarded through the Display.IT Holdings Share Option Scheme. Employee participation in the Company is encouraged and all of the Company's employees are option holders. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries -- Share Option Scheme."

         Management believes that relations with its employees are generally good.

Competition



         The Company faces competition from other information providers such as Bloomberg, Bridge, Reuters and Telerate, all of which have significantly greater financial, marketing and technical resources than the Company. A number of these competitors, such as Reuters, Bloomberg and Telerate, provide special computer terminals for the display of financial information as well as the data feeds that supply the terminals with information. The products of certain of these competitors are capable of utilizing PCs. These competitors generally limit the data available on their terminals to data that they compile and noncompetitive data from other information providers that usually pay substantial royalties for the display and distribution of their data. Access to the information made available by these competitors is generally by subscription only. Display.IT differentiates itself from these companies by providing access through the Display.IT software to near real-time and real-time financial data and other financial information consolidated by numerous sources, and using the Internet as the delivery mechanism. Pursuant to certain agreements entered into with the Information Services Company, the Company is prohibited from providing access to information consolidated by certain information providers for a certain period of time. See "Item 1 -- Description of Business -- Agreements With the Information Services Company."


         Unlike a number of its competitors, Display.IT provides access to near real-time financial data and related information free of charge (other than the cost of the software and any upgrades). No subscription is necessary for access to such information. Display.IT is able to do this because, unlike these competitors, the Company utilizes the established infrastructure of the Internet as its delivery mechanism, thereby avoiding the cost of development and maintenance of its own proprietary delivery mechanism. Management believes that use of the Internet also allows real-time financial data providers disseminating real-time financial data through the Display.IT software to charge lower rates to Display.IT end-users accessing such data than those charged by information providers using their own non-Internet delivery mechanisms for the provision of real-time financial information to end-users. No assurance can be given, however, that information providers delivering real-time financial information via the Display.IT software will charge lower rates than those charged by information providers delivering such data via proprietary delivery mechanisms.


         Some of Display.IT's competitors that utilize dedicated feeds and utilize or are capable of utilizing special computer terminals to provide information to end-users, such as Bloomberg and Reuters, have Web sites that are linked to their proprietary delivery mechanisms through which access to their data can be obtained. However, the end-user must subscribe for such access and the information obtainable is generally limited to a single source. The Company is aware that Reuters and Bloomberg are in the process of developing products to supply their financial information over the Internet; however, as of March 15, 1997, management believes neither had made such a product available. Bridge has recently made available a product that, like the Display.IT software, uses the Internet in order to deliver financial information to end-users. It is management's understanding, however, that, unlike the Display.IT software, Bridge's product provides access to financial data and related information consolidated by only one source.

         Management believes that with respect to Bridge's product, and in the event that the competitive products being developed by Reuters and Bloomberg reach the market, Display.IT will be able to compete effectively due to its delivery of financial data consolidated from numerous sources. Display.IT does not provide or re-publish any financial data, and as a result of its seeking to enter into agreements with real-time financial data providers and providers of other types of value-added financial information in addition to the Fee-Based Information Providers, the Company anticipates that the choice of data available to Display.IT software users will increase, rather than being tied to one particular source of data which is often the case with the solutions offered by other information providers. See "Item 1. Description of Business -- Preliminary Arrangements." There can be no assurance, however, that the competitive products of which management is aware, or other competitive products, will not render the Display.IT software obsolete, be perceived by end-users to be superior to the Display.IT software or otherwise obtain greater market acceptance than the Display.IT software, in the event such products reach the market. The occurrence of any such event would likely have a material adverse effect on the Company's operating results and financial condition. Pursuant to certain agreements entered into with the Information Services Company, the Company is prohibited from providing access to information consolidated by certain information providers for a certain period of time. See "Item 1 -- Description of Business -- Agreements With the Information Services Company."


         The Company also faces competition from a number of other information providers that utilize the Internet and various other media for the transmission of information to end-users. There are many companies that, unlike Bloomberg and Reuters, do not originate any financial information, but pay originators for such information and resell it to end-users ("data revendors"). A number of data revendors, such as NY Quotes and Quote.com, deliver this information over the Internet. Management believes that financial information can be obtained through the Display.IT software more cost-effectively than it can be obtained through data revendors because the Company does not incur overhead expenses relating to billing its customer base (which is done on behalf of the Company by resellers and Fee-Based Information Providers) or originator and information provider relations, to the extent such expenses are incurred by data revendors. There is also software available, such as that provided by the Pointcast Network, that allows users to access near real-time financial information available on the Web free of charge. Unlike the Display.IT software, the Pointcast product is based on an advertising revenue model and derives revenues from the advertisements it displays rather than for providing access to financial information. Management believes that products based on advertising revenue models are designed for use mainly by consumers. Moreover, the Pointcast product does not provide access to real-time financial data, and management believes that the array of near real-time financial data to which it provides access is not as extensive as that to which the Display.IT software provides access. The Display.IT software also competes with a number of Web sites, such as those provided by PC Quote and Data Broadcasting Corporation ("DBC"), that provide access to near real-time financial data and information free of charge. These Web sites, like the Pointcast Network, are generally based on an advertising revenue model, but also seek to generate revenues by marketing real-time financial data for a fee. Management believes that, unlike the Display.IT software, the data revendors, such as NY Quotes and Quote.com, the software packages, such as Pointcast Network, and Web sites, such as PC Quote and DBC, do not display the financial data and related information to which they provide access in a standardized format that is familiar to professional users and intuitive for non-professional users. Additionally, the Company faces competition from television programs and newspapers that provide access to financial information, although the information obtained from these sources will generally not be as current as the information provided by the Display.IT software.

Item 2.     Description of Property.

         The Company currently occupies approximately 1,250 square feet of administrative, marketing and research and development space at 46 Cannon Street, London EC4N 6JJ pursuant to an agreement to enter into a lease. The property serves as the principal executive offices for the Company. The Company pays approximately (pound sterling)3,230 per month in rent and service charges for this space.

         Management is in the process of negotiating a lease for the space. It is anticipated, but no assurances can be given, that the terms of the lease will include, among other things, monthly rent and service charges in the same amount as the Company is currently paying for the space and an expiration date of June 1, 2009, subject to the unilateral right of the Company to terminate on either June 24, 2001 or June 24, 2004 on six months' notice to the lessor. Management anticipates, but cannot assure, that there will be no option to extend the term of the lease.


Item 3.     Legal Proceedings.



         Solicitors to Reuters wrote to the Company on September 13, 1996 alleging that Display.IT's product infringed Reuter's copyright and was being passed off as being connected in the course of trade with Reuters. The letter threatened legal action within 14 days unless certain undertakings were given. Display.IT vigorously denies Reuters' allegations. A detailed rebuttal of the allegations has been made, and further correspondence has been exchanged, and, as of March 15, 1997, no legal action had been taken by Reuters in relation to its threat against Display.IT. See Note 17 to the Consolidated Financial Statements of the Company.

         Management believes that the main purpose of Reuters' allegations was to seek to exclude Display.IT from the market either temporarily or permanently. Accordingly, on October 25, 1996, the Company submitted a complaint to the European Commission in Brussels, Belgium which sets out Display.IT's argument that Reuters' allegations are unfounded and Display.IT's belief that certain of Reuters' business practices may infringe the competition rules of the European Union. On January 21, 1997, Reuters responded to the Company's complaint and on or about February 20, 1997, the Company replied to Reuters' response.




Item 4.     Control of Registrant.

         As far as known to management, Display.IT Holdings is not directly or indirectly owned or controlled by another corporation or by any foreign government.

         The following table sets forth the number of, and the percentage of the then outstanding, Ordinary Shares owned as of January 31, 1997 by (i) any person known by the Company to be the owner of more than 10 percent of the Ordinary Shares, the sole class of Display.IT Holdings' voting securities, and (ii) the officers and directors of Display.IT Holdings as a group:



       Identity of               Number of Ordinary                   Percent
     Person or Group                Shares Owned                    of Total(1)
     ---------------             ------------------                 -----------
Peter Levin                          10,000,000                       64.28%
All officers and
directors as a group                 10,000,000                       64.28%
----------


         (1) Based on 15,556,720 Ordinary Shares outstanding on January 31, 1997. This number includes 50,000 Ordinary Shares issued upon the exercise of options on December 11, 1996 by a securities broker who rendered services to the Company in connection with the U.K. Private Placement. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries -- Options Issued in Connection with the U.K. Private Placement."

         For information concerning the number of Ordinary Shares under option held by directors and officers of the Company, see "Item 12. Options to Purchase Securities from Registrant or Subsidiaries -- Share Option Scheme" and "-- Ordinary Shares for Which Management Options May Be Exercised."



         As of January 31, 1997, there were no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of Display.IT Holdings.


Item 5.     Nature of Trading Market.

         As of December 31, 1996, the only non-United States trading market for the Ordinary Shares was OFEX, through which the Ordinary Shares have been qualified for trading since June 28, 1996. Prior to such date, there was no public market for the Ordinary Shares. OFEX is an off-exchange mechanism for London Stock Exchange member firms to deal between each other to effect trades in the securities of certain companies. J.P. Jenkins, LTD. ("J.P. Jenkins") operates OFEX and serves as its only market maker. J.P. Jenkins generally makes a market only in those securities in which at least a moderate level of investor interest is expressed, and it usually sets a bid and offer price, based on a fixed spread, for the securities in which it makes a market. As of January 9, 1997, the spread for the Ordinary Shares was 20 pence.

         Over the course of the second (beginning on June 28) and third quarters of 1996, the extent of trading in the Ordinary Shares was very limited. Over the course of the fourth quarter of 1996 and the first quarter of 1997 (ending January 31), however, the extent of trading in the Ordinary Shares increased to a level where approximately 5,000 to 10,000 Ordinary Shares changed hands daily. There can be no assurance that this level of trading will be sustained.

         As of December 31, 1996, there was no United States trading market for the Ordinary Shares or the ADSs.


         The prices set forth in the following table represent the high and low averages of the bid and offer prices set by J.P. Jenkins for the Ordinary Shares, for each full quarterly period since the Ordinary Shares became qualified for trading on OFEX on June 28, 1996:


                                                    Price per Ordinary Share
           Year ended                        -------------------------------------
          December 31,                       High                              Low
          ------------                       ----                              ---
1996
----

Second Quarter (since June 28)        (pound sterling)0.54                 (pound sterling)0.40
Third Quarter                         (pound sterling)0.76                 (pound sterling)0.55
Fourth Quarter                        (pound sterling)5.60                 (pound sterling)0.70



1997
----
First Quarter (through March 25)      (pound sterling)8.09                 (pound sterling)5.49

         To the knowledge of the Company, as of January 31, 1997, approximately 385,000 Ordinary Shares, or approximately 2.47% of all Ordinary Shares outstanding on such date, were held in the United States by approximately 35 accounts in the United States.



Item 6.     Exchange Controls and Other Limitations Affecting Security Holders.

         There is currently no U.K. law, decree or regulation which restricts the export or import of capital, including, but not limited to, U.K. foreign exchange controls, or that affects the remittance of dividends (except as otherwise set forth under Item 7. "Taxation") or other payments to nonresident holders of the Ordinary Shares or ADSs.

         Members of Display.IT Holdings entitled to vote on matters affecting Display.IT Holdings generally do so in person or by proxy at annual or extraordinary general meetings. The Articles of Association of Display.IT Holdings provide that notice shall be given in connection with either type of meeting, however, such Articles also provide that any member who has failed to supply Display.IT Holdings with an address within the U.K. for the service of notices shall not be entitled to receive notices from Display.IT Holdings. Other than as set forth above in this paragraph, there are no limitations under U.K. law or Display.IT Holdings' Memorandum or Articles of Association on the right of nonresident or foreign owners to hold or vote the Ordinary Shares or ADSs.


Item 7.     Taxation.

U.K. Income Tax

         The following discussion of taxation is intended only as a descriptive summary, and it does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADSs. The statements of U.K. and U.S. tax law set forth below are based (i) on the laws of the U.K., the U.K. Inland Revenue practice and published Statements of Practice, the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury Regulations and administrative and judicial interpretations thereof in force as of the date of this report and (ii) in part on representations of the Depositary and assumes that each obligation in the deposit agreement among Display.IT Holdings, the Depositary and the holders from time to time of ADRs and any related agreement will be performed in accordance with its terms. The statements herein are subject to any changes occurring after the date of this report in U.K. or U.S. law, or in the double taxation conventions between the United States and the United Kingdom with respect to income and capital gains taxes (the "Income Tax Convention") and with respect to estates and gifts taxes (the "Estate Tax Convention").

         When paying a dividend, Display.IT Holdings is generally required to account to the U.K. Inland Revenue for an advance payment of corporation tax ("ACT"). The rate of ACT for dividends paid in the year to April 5, 1996 was 1/4 of the cash dividend paid. A UK resident individual holding an Ordinary Share or ADR and in receipt of a dividend from Display.IT Holdings will be liable for income tax on an amount equal to the sum of the cash dividend paid to him plus a tax credit equal to 1/4 of the amount of the cash dividend. The tax credit is available to be set off against the individual's tax liability on the dividend and may in appropriate cases be refunded to him.

         Under the current Income Tax Convention, a U.S. resident individual or corporate holder of an Ordinary Share or ADR who or which satisfied the following conditions (an "Eligible U.S. Holder"):

         (i) is resident in the United States for the purposes of the Income Tax Convention (and, in the case of a corporation, not also resident in the United Kingdom for U.K. tax purposes);

         (ii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of Display.IT Holdings;

         (iii) whose holding of the Ordinary Shares or ADRs is not effectively connected with a permanent establishment in the United Kingdom through which such holder carries on a business or with a fixed base in the United Kingdom from which such holder performs independent personal services; and

         (iv) under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents nor citizens of the United States, will generally be entitled under the current Income Tax Convention to receive, in addition to any dividend paid by Display.IT Holdings, an amount equal to the tax credit available to U.K. resident shareholders in respect of such dividend, but subject to withholding tax equal to 15% of the sum of the dividend paid and the tax credit.

         For example with the tax credit at the rate of 1/4 of the cash dividend, a dividend of (pound sterling)80.00 will entitle such a holder to receive, upon compliance with the refund procedures described below an additional payment of (pound sterling)5.00 (i.e., the tax credit of (pound sterling)20.00 less withholding tax of (pound sterling)15.00). The refund may not be available in certain circumstances if the holder is exempt from U.S. tax on the dividend received.

         Arrangements have been made by the Depositary so that, subject to certain exemptions, the tax credit will be refunded, net of the withholding tax, to a U.S. ADR holder if the ADR holder completes the declaration on the reverse of the dividend check and presents the check for payment within three months from the date of issue of the check. The exceptions include certain investment or holding companies.

         ADR holders who do not satisfy the foregoing requirements, and holders of Ordinary Shares, must, in order to obtain a refund of tax credit (net of the withholding tax), file in the manner and at the time described in U.S. Revenue Procedure 80-18, 1980-1 C.B. 623, and U.S. Revenue Procedure 81-58, 1981-2 C.B. 678, a claim for refund of tax credit identifying the dividends with respect to which the tax credit was paid. Claims for refund of tax credit must be made within six years of the U.K. year of assessment (the 12-month period ending April 5 in each year) in which the related dividend was paid. The first claim for a refund of tax credit is made by sending the appropriate U.K. form in duplicate to the Director of the Internal Revenue Service Center with which the holder's last federal income tax return was filed. Forms may be obtained from the IRS Assistant Commissioner (International), 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024, Attention: Taxpayers Service Division. Because a refund claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim for refund of tax credit by a U.S. holder after the first claim should be filed directly with FICO International, Fitzroy House, P.O. Box 46, Nottingham NG2 1BD, England.

         Dividends (including amounts in respect of the tax credit and any amounts withheld) must be included in gross income by a U.S. holder, and will generally constitute foreign source "passive" or "financial services" income for purposes of applying the foreign tax credit limitations. Such dividends will generally not be eligible for the dividends received deduction allowed to U.S. corporations. Subject to certain limitations, the applicable U.K. withholding tax will be treated as a foreign tax eligible for credit against such holder's U.S. federal income tax.

U.K. Taxation on Capital Gains

         Under the current Income Tax Convention, the United States and the United Kingdom each may, in general, tax capital gains in accordance with the provisions of its domestic law. Under current U.K. law, residents of the United States who are not resident or ordinarily resident in the United Kingdom will not be liable for U.K. capital gains tax on capital gains made on the disposal of their ADRs or Ordinary Shares unless those ADRs or Ordinary Shares are held in connection with a trade carried on through a permanent U.K. establishment. A U.S. holder of an ADR or Ordinary Share will be liable for U.S. federal income tax on such gains to the same extent as on any other gains from sales of stock.

U.K. Inheritance Tax

         Under the current Estate Tax Convention, ADRs or Ordinary Shares held by an individual who for the purpose of the convention is domiciled in the United States and is not a national of the United Kingdom will not, provided any tax chargeable in the United States is paid, be subject to U.K. inheritance tax on the disposal of ADRs or Ordinary Shares by way of gift or upon the individual's death unless the ADRs or Ordinary Shares are part of the business property of a permanent U.K. establishment of the individual or, in the case of a holder who performs independent personal services, pertain to a fixed base situated in the United Kingdom. In the exceptional case where the ADRs or Ordinary Shares are subject both to United

Kingdom inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

U.K. Stamp Duty and Stamp Duty Reserve Tax

         Transfer of ADRs will not be subject to U.K. stamp duty provided that the transfer instrument is not executed in, and at all times remains outside of, the United Kingdom.

         Under the Finance Act of 1986, stamp duty or stamp duty reserve tax ("SDRT") at a rate of 1 1/2% is payable on all transfers to the Depositary, or its nominee, of Ordinary Shares for inclusion in ADRs. Such stamp duty or SDRT is calculated on the purchase price or market value of the Ordinary Shares so transferred.


Item 8.     Selected Financial Data.

         The summarized financial data (expressed in pounds sterling) set out below should be read in conjunction with "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Registration Statement.

         The selected financial data for the year ended December 31, 1996 and as at December 31, 1996 have been extracted from, and are qualified in their entirety by reference to, the audited Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Registration Statement, which have been audited by Deloitte & Touche, independent auditors.

         The Consolidated Financial Statements of the Company have been prepared in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP are summarized in Note 20 to the audited Consolidated Financial Statements of the Company.

Consolidated Profit and Loss Account Data (1)


                                                  Company          Display.IT Holdings
                                                 Year ended           May 3, 1996 to
                                              December 31, 1996     December 31, 1996
                                              -----------------    -------------------
                                               (Pound Sterling)      (Pound Sterling)
Amounts in accordance
with U.K. GAAP and U.S.
GAAP

Research and development                          (130,478)                  --

Administrative expenses                           (779,538)             (26,003)
Other operating income                              42,500                   --
                                                 ---------              -------
Operating loss                                    (867,516)             (26,003)

Interest receivable and
similar income                                      27,770                   --

Interest payable and
similar charges                                     (6,466)                  --
                                                 ---------              -------
Loss on ordinary
activities before
taxation                                          (846,212)             (26,003)

Taxation                                            (1,861)                  --
                                                 ---------              -------
Loss for the year                                 (848,073)             (26,003)
                                                 =========              =======
Loss per share (3)                                    6.75p
                                                 =========

Consolidated Cash Flow Statement Data (1)

Amounts in accordance
with U.K. GAAP

Net cash outflow from
operating activities                              (689,292)                  --
                                                 =========              =======
Net cash outflow from
returns on investments
and servicing of finance                            (7,444)                  --
                                                 =========              -------
Net cash outflow from
investing activities                              (324,673)                  --
                                                 =========              =======
Net cash inflow from
financing                                        1,322,835                   --
                                                 =========              =======

Amounts in accordance
with U.S. GAAP

Net cash used in
operating activities                              (681,848)                  --
                                                 =========              =======
Net cash used in
investing activities                              (324,673)                  --
                                                 =========              =======
Net cash provided by
financing activities                             1,322,835                   --
                                                 =========              =======


Consolidated Balance Sheet Information
Amounts in accordance with U.K. GAAP and U.S. GAAP


                                               Company            Company (2)
                                              December 31,        December 31,
                                                 1996                1995
                                              ------------        ------------
                                            (Pound Sterling)    (Pound Sterling)
Fixed assets
      Intangible assets                         181,745                  --
      Tangible assets                           133,072                  --
      Investments                                    --                  --
Current assets
      Debtors                                    85,830                   2
      Cash at bank and in hand                  316,314                  --
                                              ---------           ---------
Total assets                                    716,961                   2
Creditors: amounts falling
due within one year                            (256,057)                 --
                                              ---------           ---------
Equity shareholders' funds                      460,904                   2
                                              =========           =========
-----------------

(1) The Company did not trade during the preceding financial period and there were no cash flows. No profit and loss nor cash flow information is therefore presented.

(2) Display.IT Holdings was incorporated on May 3, 1996 and, under merger accounting principles, a comparative group balance sheet is presented. See Note 1 to Notes to the Company's Consolidated Financial Statements.

(3) Under U.S. GAAP, the primary loss per share is 6.44p and the fully diluted loss per share is 6.43p.

Dividends

         The Company has not paid dividends on Ordinary Shares since inception. It is currently anticipated that the Company will retain all of its earnings to finance its operations and future growth and does not expect to pay any cash dividends in the foreseeable future.

Exchange Rate Information

         The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate between pounds sterling and U.S. dollars, based on the Noon Buying Rate for pounds sterling, expressed in U.S. dollars per (pound sterling)1.00. Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the U.S. dollar amount received by holders of ADRs on conversion by the Depositary of any cash dividends paid in pounds sterling on the Ordinary Shares.


                                                          Period         Period
Year ended December 31,      High            Low        Average(1)         End
-----------------------      ----            ---        ----------       ------
1992 . . . . . . . . .      2.0035         1.5095         1.7555         1.5130
1993 . . . . . . . . .      1.5900         1.4175         1.4965         1.4775
1994 . . . . . . . . .      1.6368         1.4615         1.5393         1.5665
1995 . . . . . . . . .      1.6440         1.5302         1.5803         1.5535
1996 . . . . . . . . .      1.7123         1.4948         1.5733         1.7123

---------------
(1) The average of the Noon Buying Rates on the last business day of each full month during the period.


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

         The following discussion and analysis should be read in conjunction with "Item 8. Selected Financial Data" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Registration Statement.

         The Consolidated Financial Statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. A summary of the principal differences between U.K. GAAP and U.S. GAAP as they relate to the Company is included in Note 20 to the Consolidated Financial Statements of the Company.

         The discussion below relates to the operations for the year ended December 31, 1996 and is based upon the audited Consolidated Financial Statements of the Company. The Company did not trade during the period ended December 31, 1995.

Overview

         Display.IT Limited, a wholly owned subsidiary of Display.IT Holdings, develops, markets and supports Display.IT software, a software package which, when installed in a PC, displays near real-time financial data and financial news freely available via the Internet. The Display.IT software may also be used to access real-time financial data and other types of value-added financial information available for a charge from certain information providers through the Internet.

         The Display.IT software was under development throughout 1996 with a working model being first available at the end of April of that year. Development work continued until late November 1996 when the software became available to end-users.

         Development has continued since November 1996 and it is intended that software upgrades will be released periodically over the course of the coming years to keep the information available to end-users who obtain only near real-time financial data and information through the Display.IT software current, and to keep the product current with evolving technologies. End-users will be charged for software upgrades. See "Item 1. Description of Business -- Products and Services -- Display.IT Software."

         The Company has been actively marketing the product to resellers throughout the year. As of January 31, 1997, the Company had entered into agreements with two resellers for distribution of the Display.IT software and was in the process of negotiating distribution contracts with a number of other resellers. See "Item 1. Description of Business -- Operations," "-- Distribution" and "-- Preliminary Arrangements."

Company Structure

         Display.IT Holdings was incorporated on May 3, 1996 and acquired the entire share capital of Display.IT Limited on June 20, 1996 in exchange for the issuance to Peter Levin of 10,000,000 Ordinary Shares of Display.IT Holdings. See "Item 1. Description of Business -- General Development of Business" and

"Item 13. Interest of Management in Certain Transactions -- Acquisition of Display.IT Limited Shares."

         Display.IT Holdings and Display.IT Limited have been consolidated using merger accounting principles as discussed in Note 1 of Notes to the Company's Consolidated Financial Statements. Display.IT Holdings is primarily a holding company with Display.IT Limited being the main trading company.

Results of Operations


                                                                Consolidated
                                                                 year ended
                                                              December 31, 1996
                                                              -----------------
                                                              (Pound Sterling)
Research and development                                          (130,478)
Administrative expenses                                           (779,538)
Other operating income                                              42,500
                                                                  --------
Operating loss                                                    (867,516)
Interest receivable and
similar income                                                      27,770
Interest payable and similar
charges                                                             (6,466)
                                                                  --------
Loss on ordinary activities
before taxation                                                   (846,212)
                                                                  ========


Research and Development

         Research and development represents the cost of development of the Display.IT software product prior to the establishment of a working model in April 1996, development costs incurred since the release of the product in November and amortization of capitalized development costs. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Development Costs."

Administrative Expenses



         Administrative expenses relate to staff costs, office expenses, consultancy and sales and marketing costs. Staff costs, including fees paid to directors totalling (pound sterling)176,757, were a significant component of administrative expenses for the year ended December 31, 1996.

         Marketing costs for the year of (pound sterling)72,825 were also significant and reflect the efforts made by the Company to promote the Display.IT software.



         Consultancy costs for the year of (pound sterling)121,554 have been incurred principally on reseller agreements. Other expenses included travel and telephone, respectively (pounds sterling)38,170 and 22,363.

         Professional fees charged to the profit and loss account for the year totaled (pound sterling)246,847 and relate to set up costs, costs associated with the OFEX listing and the preparation of this Registration Statement.
See "Item 5. Nature of Trading Market." Professional fees of (pound sterling 53,028 have been charged to the share premium account during the year. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         The balance of administrative expenses relates to a number of less significant items such as insurance and printing costs.



Other Operating Income

         Other operating income relates to an amount invoiced to a third party for specific development work. The Company does not expect that it will perform specific development work in the future on a regular basis, if at all.

         There is no line item for revenue or sales because no revenue in connection with the distribution of the Display.IT software was generated during 1996.

         Management expects that revenues generated by the Company in the future, if any, will fall into two categories -- fixed revenues and recurring revenues. Fixed revenues are expected to be generated from sales of the Display.IT software to resellers. Recurring revenues are expected to be generated from a number of sources: (i)(A) agreements between the Company and information providers (as of January 31, 1997, the Company had entered into three such agreements and was seeking to enter into more), (B) a prospective agreement between the Company and BT and (C) the CellNet Understanding, all of which are anticipated to provide for royalties to be paid to the Company, (ii) a prospective agreement between the Company and an access provider which is anticipated to provide for royalties or finder's fees to be paid to the Company and (iii) sales of Display.IT software upgrades. See "Item 1. Description of Business -- Products and Services -- Display.IT Software," "-- Customer Support," "-- Preliminary Arrangements" and "-- Development Stage Company; Expectation of Losses; Negative Cash Flows."

         Management expects, but cannot assure, that over the course of the following 18-month period, sales of the Display.IT software to resellers will account for the vast majority of any revenues generated by the Company. Management believes that over time recurring revenues will account for an increasing percentage of total revenue, although no assurances to that effect can given. See "Item 1. Description of Business -- Development Stage Company; Expectation of Losses; Negative Cash Flows."

Interest Receivable and Similar Income

         Interest receivable of (pound sterling)13,910 has been earned on funds deposited at Arbuthnot Latham & Co. Limited during the year.

         Foreign exchange gains of (pound sterling)13,860 have resulted from fluctuations in exchange rates during the year in relation to transactions associated with a loan from a director during the year as discussed in Note 14 of the Notes to the Company's Consolidated Financial Statements. See "Item 13. Interest of Management in Certain Transactions -- Loan Transaction."

Interest Payable and Similar Charges

         Interest payable of (pound sterling)6,466 related to interest on a loan from a director for part of the year. See "Item 13. Interest of Management in Certain Transactions -- Loan Transaction."

Development Costs

         Display.IT Limited has incurred development costs for the year ended December 31, 1996 of (pound sterling)312,223. See "Item 1. Description of Business -- Research and Development Policy."

         In accordance with U.K. GAAP and U.S. GAAP, software development costs since the establishment of a working model have been capitalized. The capitalized development costs have been amortized since the Display.IT software launch. Costs incurred prior to establishment of technical feasibility have been written off as incurred.

         Technical feasibility was established in April 1996 and the completed Display.IT software was launched at the end of November 1996. Development costs incurred prior to April 30, 1996 of (pound sterling)72,500 have therefore been written off during the year and costs incurred between April 30, 1996 and November 30, 1996 of (pound sterling)187,223 have been capitalized on the balance sheet.

         The Display.IT software is considered to have a three year life from the date of launch provided that regular updates are made. Amortization has therefore commenced on December 1, 1996 and an amortization charge of (pound sterling)5,478 has been included in cost of sales for the year. The cost of software upgrades will be expensed as incurred and (pound sterling)52,500 of such costs were incurred between December 1, 1996 and December 31, 1996.


         All software development expenditure incurred during the year was pursuant to a software development agreement for the development of the Display.IT software product.

         The software development agreement included all design and development, including writing of source code, and testing up to the acceptance testing stage. Acceptance testing was performed by the Company with support from the software developer. The original agreement was for a fixed price, however, the agreement provided for modifications.

         The Company retains all interests (source code and intellectual property rights) in the developed software and no restrictions exist on the use of the software. No revenue sharing arrangements exist for product sales and no royalties are payable by the Company to any party. The software developer has indemnified the Company against claims made by third parties for infringement of copyright as a consequence of use of the developed software.


Liquidity and Capital Resources

         Since inception, the Company's primary capital needs have been to fund research and development, working capital requirements and capital expenditures necessary to provide for the development, marketing and distribution of the Display.IT software. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Research and Development," "-- Administrative Expenses" and "-- Development Costs."



         Display.IT is a development-stage company and development and testing of the Display.IT software, the Company's only product as of December 31, 1996, was not completed until late November 1996. As of December 31, 1996, the Company had not generated any revenue in connection with sales of the product. In the first two months of 1997, the Company generated revenues from product sales of approximately (pound sterling)14,595. Cash flows from operations have been negative since the inception of the Company. See "Item 1. Description of Business -- Development Stage Company; Expectation of Losses; Negative Cash Flow" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Operating Income."



         The Company's net cash used by operating activities was (pound sterling)689,292 for fiscal 1996, including (pound sterling)125,000 to fund research and development. During 1996, the Company's capital expenditures totaled approximately (pound sterling)137,450. Capital expenditures have generally been comprised of purchases of computer hardware and software as well as leasehold improvements related to leased facilities and capitalized software development costs. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Research and Development" and "-- Development Costs."

         At December 31, 1996, the Company's primary source of liquidity was (pound sterling)316,314 in cash and cash equivalents. The Company's primary sources of financing have been the private placement of equity securities and loans. In April 1996, Marjorie Moe, a director of the Company, loaned $210,000 ((pound sterling)139,944) to Display.IT Limited. The Company repaid the loan in full, including (pound sterling)6,466 in interest, in two installments during the year. Exchange gains of (pound sterling)13,860 were realized on the transaction. See "Item 13. Interest of Management in Certain Transactions -- Loan Transaction." In June 1996, the Company raised (pound sterling)1,000,000 through the U.K. Private Placement.

Professional fees of (pound sterling)53,028 were incurred in connection with the U.K. Private Placement and charged against the share premium account. On December 11, 1996, the Company raised (pound sterling)12,000 in connection with the exercise of options for Ordinary Shares, and on December 13, 1996, the Company raised (pound sterling)350,003 through an allotment of Ordinary Shares. See "Item 1. Description of Business -- General Development of Business" and "Item 12. Options to Purchase Securities from Registrant or Subsidiaries -- Options Issued in Connection With U.K. Private Placement."

Financing


Share capital (1)
         Private placing
                    Share capital subscribed                        1,000,000
                    Share capital expenses                            (53,028)
         Exercise of options                                           12,000
         Allotment of shares                                          350,003
                                                                    ---------
                                                                    1,308,975
                                                                    =========
Loan capital
         Loan from director                                           139,944
         Repayment of loan                                            (29,757)
         Repayment of loan                                            (96,327)
         Exchange difference                                          (13,860)
                                                                    ---------
                                                                           --
                                                                    =========

---------------
(1)      All amounts are in pounds sterling.


         Management believes, but cannot assure, that existing cash and cash equivalents together with cash flows currently expected to be generated from operations will be sufficient to meet the Company's presently anticipated operating requirements through the end of 1997, as well as any increases therein due to increases in development activities to a level in excess of that which is presently anticipated.



         Before the end of 1997, the Company may engage in acquisitions of complementary businesses, products and/or technologies, which could increase cash requirements. The Company does not currently have any agreements, arrangements or understandings, and is not involved in any negotiations, with respect to any such acquisition.

         Management believes, but cannot assure, that the Company will be able to obtain financing for operations, to the extent necessary, or for acquisitions that alone or together with existing cash and cash equivalents and expected operational cash flows will be sufficient to cover any such increased cash requirements.




Item 10.    Directors and Officers of Registrant.

         The directors and officers, and certain key employees, of Display.IT Holdings as of December 31, 1996 were as follows:


                                                                 Initially
         Name                 Age          Position              Appointed
         ----                 ---          --------              ---------
Peter Levin                   40       Managing Director       June 20, 1996
                                       and Chief
                                       Executive Officer

David G. Familiant            68       Chairman and Non-       June 24, 1996
                                       executive Director

Marjorie Moe                  47       Non-executive           June 20, 1996
                                       Director

Catita Edward                 52       Non-executive           June 24, 1996
                                       Director

Gerald R. Giombetti           61       Non-executive           October 22, 1996
                                       Director

Duncan Coward                 29       Software Projects       October 1, 1996
                                       Manager

T. Mark Proffitt              33       Sales Manager           November 26, 1996

Thomas A. Mackay              47       Secretary               June 20, 1996


         Mr. Levin founded Display.IT Holdings in May of 1996 and has served as its Managing Director and Chief Executive Officer since that date. Prior thereto, Mr. Levin worked for CSK Micrognosis, ltd. ("CSK Micrognosis") a worldwide trading room systems company, which he joined in 1993. In 1994, Mr. Levin was promoted to Vice President of Marketing and Field Operations of CSK Micrognosis. Prior to joining CSK Micrognosis, in 1989, Mr. Levin founded and directed the operations of TransTech Management, an international investment and consulting firm for the high-technology industry.

         Mr. Familiant has served as Chairman and non-executive director of Display.IT Holdings since June 24, 1996. Mr. Familiant also currently serves as Executive Vice President of the Gartner Group, an organization he joined in 1988. Over the course of his career, Mr. Familiant has amassed some 44 years of experience in the information technology and management industry and worked with companies such as IBM and Control Data Corporation.


         Ms. Moe has served as a non-executive director of Display.IT Holdings since June 20, 1996. Ms. Moe is also currently self-employed as a U.S.-based consultant to a number of world-wide companies in the trading technology industry. Prior to joining Display.IT Holdings and developing her consulting business, Ms. Moe was employed by Micrognosis Inc., a trading information systems company, for 17 years. Ms. Moe was involved in the start-up of Micrognosis Inc., was responsible for operations for nine years, in 1986 ran the company's newly formed Asia/Pacific Region and in 1991 was given responsibility for international account management and global sales support. During her tenure at Micrognosis Inc., Ms. Moe also served as a director of the company for 13 years, as well as serving as a director of a number of its subsidiaries.

         Mrs. Edward has served as a non-executive director of Display.IT Holdings since June 24, 1996. Mrs. Edward also currently serves as Senior Vice President of Marketing and Sales for the German American Trade Center, a division of GATC Corp., a company that provides various services to a number of German companies with headquarters in the United States. Mrs. Edward began working for the German American Trade Center in February 1996. Prior thereto, since 1988, Mrs. Edward was self-employed and provided international marketing, sales and strategic planning consulting services to a number of companies.

         Mr. Giombetti has served as a non-executive director of Display.IT Holdings since October 22, 1996. Mr. Giombetti also currently serves as Manager of the European office of the U.S. law firm of Frederikson & Byron where he specializes in international corporate and commercial matters. Mr. Giombetti joined Frederikson & Byron in 1992. Prior thereto, Mr. Giombetti served as Vice President and Assistant General Counsel of Control Data Corporation, a computer software and services integration company, which he joined in 1990.

         Mr. Coward joined Display.IT Holdings, on October 1, 1996 as its Software Projects Manager. Prior thereto, Mr. Coward was employed by CSK Micrognosis, which he joined on January 1, 1991. Mr. Coward's last position at CSK Micrognosis was Product Manager.

         Mr. Proffitt began working for Display.IT Holdings on November 26, 1996 as its Sales Manager. Prior to joining Display.IT Holdings, Mr. Proffitt served as a Senior Account Manager for S&P ComStock, where he began in July 1995. Prior thereto, Mr. Proffitt had been employed as a Major Account Manager by Telerate from August 1992 to July 1995 and as an Account Director by Bull Information Systems from August 1990 to August 1992.

         Mr. Mackay has served as Secretary of Display.IT Holdings since June 20, 1996. Mr. Mackay is a partner at the City of London law firm, Taylor Joynson Garrett, specializing in Stock Exchange and Venture Capital work. Mr. Mackay has been with Taylor Joynson Garrett since 1993. Prior thereto, Mr. Mackay served as the head of the legal department at the London Stock Exchange, where he began in 1991. Before his work with the London Stock Exchange, Mr. Mackay served as a director and head of the legal department of 3i plc, a venture capital organization he joined in 1978.

         Mr. Levin and Mrs. Edward are brother and sister. Mr. Levin and Ms. Moe are engaged to be married.

         On June 24, 1996, Mr. Levin entered into an employment agreement with Display.IT Holdings to serve as its Managing Director and Chief Executive Officer. The employment agreement is terminable by either party on 12 months' notice or, in any event, on Mr. Levin's reaching 65 years of age. Each of the non-executive Directors, other than Mr. Giombetti, has been appointed for a term of three years from June 24, 1996, subject to re-election when appropriate at annual general meetings. See "Item 13. Interest of Management in Certain Transactions -- Employment Arrangements."

         As Managing Director of Display.IT Holdings, Mr. Levin will not be subject to retirement by rotation after the expiration of his employment agreement, and can continue as a director as long as he holds such office or until he resigns or is removed. All of the other directors are subject to retirement by rotation, one-third (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) retiring and being eligible for reappointment by the shareholders at each annual general meeting.

         The Secretary serves at the discretion of the Board of Directors.

Item 11.    Compensation of Directors and Officers.

         In fiscal 1996, the aggregate amount of compensation paid by the Company to all of its directors and officers as a group for services in all capacities was approximately (pound sterling)170,072. In fiscal 1996, the Company did not set aside or accrue any funds to provide pension, retirement or similar benefits for its directors and officers.

         The following table sets forth the name of each director and officer with respect to whom the Company has previously provided compensation information to its shareholders and the approximate amount of compensation paid to each by the Company for services in all capacities in 1996.


           Director or Officer                     Compensation (Pound Sterling)
           -------------------                     -----------------------------
         Peter Levin                                         137,752
         David G. Familiant                                    5,711
         Marjorie Moe                                          4,846
         Catita Edward                                         4,846
         Gerald R. Giombetti                                     --


Item 12.    Options to Purchase Securities from Registrant or Subsidiaries.

Share Option Scheme


         As of December 31, 1996, options to subscribe for 1,615,705 Ordinary Shares had been granted by Display.IT Holdings of which 1,565,705 were outstanding. Options to subscribe for 415,705 of such Ordinary Shares were granted under Display.IT Holdings' share option scheme (the "Share Option Scheme"). All directors and employees of Display.IT Holdings (other than Peter Levin), and of any of its subsidiaries nominated as eligible to participate by the committee (the "Committee") that administers the Share Option Scheme, may, at the discretion of the Committee, be invited to apply for options ("Options"), each exercisable for an Ordinary Share. Pursuant to the Share Option Scheme, Options are exercisable at a price not lower than the nominal value of an Ordinary Share or the average of the middle market quotations or, in relation to the Nasdaq Stock Market only, the last sale price of an Ordinary Share as derived from a screen-based financial information system (if the Ordinary Shares are traded on OFEX) or the Daily Official List of the London Stock Exchange (if the Ordinary Shares are listed on the Official List or traded on the Alternative Investment Market) or the Wall Street Journal (if the Ordinary Shares are listed on the Nasdaq Stock Market) for the three consecutive dealing days immediately preceding the day on which the invitation to apply for an Option was issued.


         The name of each director and officer, and certain key employees, with respect to whom the Company has previously provided Option information to its shareholders, as well as the number of Options granted to each such director, officer or key employee as of December 31, 1996, and the exercise price and latest date of expiration of each such Option are as follows:


                                             Exercise
      Name                   Number          Price(Pound Sterling)      Expiration Date
      ----                   ------          --------------------       ---------------
David G. Familiant           62,855                  0.70               October 4, 2001
Marjorie Moe                 51,425                  0.70               October 10, 2001
Catita Edward                51,425                  0.70               October 10, 2001
Duncan Coward                75,000                  0.70               October 10, 2001
T. Mark Proffitt            150,000                  4.07               December 23, 2001


Options Issued in Connection With the U.K. Private Placement

         The remaining 1,200,000 options were granted to Alasdair N. Macleod, G.
W. Bennet Turnbull, John A. Scott and David R. J. Foster (each a "Broker" and collectively, the "Brokers") for services rendered in connection with the U.K. Private Placement, pursuant to agreements dated June 24, 1996. Each Broker was granted options exercisable for 150,000 Ordinary Shares, exercisable at any time before 5:00 p.m. on June 30, 2002, and options exercisable for an additional 150,000 Ordinary Shares exercisable at any time after June 30, 1999 and before 5:00 p.m. on June 30, 2002. The exercise price of the options granted to the Brokers is (pound sterling)0.24. On December 11, 1996, options to purchase 50,000 Ordinary Shares were exercised by one of the Brokers. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Ordinary Shares for Which Management Options May Be Exercised

         Options exercisable for an aggregate of 390,705 Ordinary Shares which have been granted to Mr. Familiant, Ms. Moe, Mrs. Edward, Mr. Coward and T. Mark Proffitt pursuant to the Share

Option Scheme, represent, as of December 31, 1996, all of the Ordinary Shares called for by all options held by the directors and officers of Display.IT Holdings as a group.


Item 13.    Interest of Management in Certain Transactions.

Employment Arrangements

         On June 24, 1996, Peter Levin entered into an employment agreement (the "Employment Agreement") with Display.IT Holdings to serve as its Managing Director and Chief Executive Officer. The Employment Agreement is terminable by either party on 12 months' written notice and terminates automatically on the date on which Mr. Levin reaches the age of 65. The Employment Agreement contains various restrictive covenants relating to the disclosure of confidential information, competition with Display.IT Holdings, solicitation of Display.IT Holdings' customers and employees, and interference with Display.IT Holdings' suppliers. Pursuant to the Employment Agreement, Mr. Levin is entitled to receive an annual salary which must be reviewed by the Board of Directors not less than annually, but which is not subject to reduction. As of December 31, 1996, Mr. Levin's salary was (pound sterling)144,000 per year.

         Pursuant to letter agreements dated June 24, 1996, each of Catita Edward, Marjorie Moe and David G. Familiant were appointed to serve on the Board of Directors for three-year terms, subject to re-election when appropriate at annual general meetings of Display.IT Holdings, and provided with directors' stipends of (pound sterling)10,000 per annum. Currently, Mr. Familiant receives an annual director's stipend of (pound sterling)11,000, and Ms. Moe, Mrs. Edward and Gerald R. Giombetti each receive an annual director's stipend of (pound sterling)9,000.

Acquisition of Display.IT Limited Shares

         Prior to June 20, 1996, Mr. Levin owned the Display.IT Limited Shares. Pursuant to the Share Exchange Agreement, Display.IT Holdings acquired the Display.IT Limited Shares in exchange for crediting as fully paid up the 200 Ordinary Shares held by Mr. Levin and the issuance to him of an additional 9,999,800 Ordinary Shares. This transaction (the "Exchange") caused Display.IT Limited to become, and as of December 31, 1996 it remained, the wholly-owned subsidiary of Display.IT Holdings. See "Item 1. Description of Business -- General Development of Business."

Loan Transaction

         Pursuant to a loan agreement (the "Loan Agreement") dated April 22, 1996, Ms. Moe loaned $210,000 ((pound sterling)139,944) (the "Loan") to Display.IT Limited. Interest on the Loan was to accrue at an interest rate of 10% per annum during the first year, 15% per annum during the second year, 16% per annum during the third year, 18% per annum during the fourth year and 20% per annum thereafter. As of December 31, 1996, the Company had repaid the Loan in full, including (pound sterling)6,466 in interest. Exchange gains of (pound sterling)13,860 were realized on the transaction. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         As security for the Loan, pursuant to a debenture (the "Debenture") dated April 22, 1996, Display.IT Limited granted a first mortgage and security interest in all of its real and personal property and assets, both tangible and intangible, to Ms. Moe. In addition, pursuant to a guarantee (the "Guarantee") dated April 22, 1996, Mr. Levin guaranteed repayment of the Loan by Display.IT Limited to Ms. Moe and, by way of a pledge agreement (the "Pledge Agreement") dated April 22, 1996, secured such Guarantee with a pledge of the Display.IT Limited Shares.

         In order to facilitate the Exchange in accordance with the terms of the Share Exchange Agreement which required that Mr. Levin convey the Display.IT Limited Shares to Display.IT Holdings free and clear of any and all security interests, liens, pledges, rights of others or other encumbrances, Ms. Moe, pursuant to the Share Exchange Agreement, agreed to terminate the Pledge Agreement. In consideration therefor, Mr. Levin entered into a new pledge agreement (the "New Pledge Agreement") dated June 20, 1996 by the terms of which he pledged to Ms. Moe the 10,000,000 Ordinary Shares owned by him.

         In connection with the repayment of the Loan by the Company, the Debenture, Guarantee and New Pledge Agreement were terminated.

Indebtedness of Management to Company

         As of December 31, 1996, no director or officer or the Company, or any associate thereof, was indebted to the Company in any amount.

Legal Services

         Each of Frederikson & Byron, a law firm of which Mr. Giombetti, a non-executive director of Display.IT Holdings, is a partner and Taylor Joynson Garrett, a law firm of which Thomas A. Mackay, the Secretary of Display.IT Holdings, is a partner has provided legal services to the Company at some time during the Company's last fiscal year and has, or will likely, provide legal services to the Company in the current fiscal year. See "Item 10. Directors and Officers of Registrant." For fiscal 1996, the aggregate amount of fees paid by the Company to: (i) Frederikson & Byron did not exceed five percent of the gross revenues of such law firm for 1996, and (ii) Taylor Joynson Garrett did not exceed five percent of the gross revenues of such law firm for 1996.

                                     PART II


Item 14. Description of Securities to be Registered.


         As of January 31, 1997, the authorized share capital of Display.IT Holdings was (pound sterling)1,500,000 divided into 30,000,000 Ordinary
Shares of 5 pence each. As of such date, 15,556,720 Ordinary Shares were outstanding. Display.IT Holdings' Articles of Association empower it to create and issue shares with such preferred or other special rights ("Preferred Stock") as may be determined by resolution of the shareholders. The rights, preferences and privileges of holders of Ordinary Shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which Display.IT Holdings may designate and issue in the future.


         The following is a description of (i) the Ordinary Shares, (ii) the ADRs, and (iii) the agreement that is expected to govern the deposit of ADSs, each of which will represent one Ordinary Share, and the issuance by the Depositary of ADRs.

Description of Ordinary Shares

         Dividend Rights

         Holders of Ordinary Shares are entitled to receive ratably such dividends, if any, as may be declared by the shareholders by resolution (but no such dividends shall exceed the sum recommended by the Board of Directors) out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. The Board of Directors may retain any dividend or other moneys payable on or in respect of an Ordinary Share in which Display.IT Holdings has a lien, and may apply the same in or towards satisfaction of the obligations in respect of which the lien exists. The Board may withhold dividends payable on Ordinary Shares after there has been a failure to provide Display.IT Holdings with information concerning interests in such Ordinary Shares required to be provided by the Companies Act as to past and present beneficial ownership of such shares until such failure has been remedied.

         Voting Rights

         Holders of Ordinary Shares are entitled to one vote for each Ordinary Share held on all matters submitted to a poll of the shareholders, and to one vote on all matters to be decided by a show of hands of the shareholders. With respect to a poll, the affirmative vote of a majority of the Ordinary Shares entitled to vote is necessary to approve an action. With respect to a show of hands, the affirmative vote of a majority of the holders of Ordinary Shares present in person and entitled to vote is necessary to approve an action. At shareholder meetings, resolutions are decided by a show of hands unless a poll is demanded by the chairman of the meeting, not fewer than five shareholders entitled to vote at the meeting, a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting, or a shareholder or shareholders holding Ordinary Shares entitled to vote at the meeting on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Ordinary Shares entitled to vote at the meeting.

         Liquidation Rights

         Upon the liquidation, dissolution or winding up of Display.IT Holdings, the holders of Ordinary Shares are entitled to receive ratably the net assets of Display.IT Holdings available after payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock.

         Pre-emptive, Conversion and Redemption Rights; Sinking Fund
         Provisions

         Holders of Ordinary Shares have statutory pre-emptive rights and no conversion or redemption rights. There are no sinking fund provisions in effect with respect to the Ordinary Shares.

         Liability to Further Calls or to Assessment by Registrant

         The Board of Directors may from time to time make calls upon the holders of Ordinary Shares in respect of any money unpaid on their Ordinary Shares (whether on account of the nominal value of the Ordinary Shares or, when permitted, by way of premium) but subject always to the terms of issue of such Ordinary Shares. A holder of Ordinary Shares upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the Ordinary Shares in respect of which the call was made.

Description of American Depositary Receipts and the Deposit
Agreement

         The following is a summary of certain provisions of the Deposit Agreement (the "Deposit Agreement"), to be entered into by Display.IT Holdings, the Depositary, and the owners (the "Owners") and holders from time to time of ADRs issued thereunder.

         This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs. Terms used herein and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement and the Articles of Association of Display.IT Holdings will be available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal office of the agent of the Depositary (the "Custodian"), currently located at the London office of The Bank of New York - London. The Depositary's principal executive office is located at 48 Wall Street, New York, New York 10286.

         American Depositary Receipts

         ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS will represent one Ordinary Share or evidence of the right to receive one Ordinary Share (together with any additional shares of Ordinary Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, cash and property received by the Depositary or the Custodian in respect thereof and at such time held under the Deposit Agreement) (the "Shares"). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and Display.IT Holdings as Owners.

         Deposit, Transfer and Withdrawal

         The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery to the Custodian of Shares (or evidence of rights to receive Shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Shares with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and evidencing any authorized number of ADSs requested by such person or persons.

         Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, and upon payment of the fees of the Depositary for the surrender of Receipts, governmental charges and taxes provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the Owner of such ADR will be entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such ADR. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Owner.

         Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may execute and deliver ADRs prior to the receipt of Shares (a "Pre-Release") and deliver Shares upon the receipt and cancellation of ADRs which has been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released. The Depositary may receive ADRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release must be (a) preceded or accompanied by a written representation from the person to whom the ADRs or Shares are to be delivered that such person, or its customer, owns the Shares or ADRs to be remitted, as the case may be, (b) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of American Depositary Shares which are outstanding at any time as a result of Pre-Releases will not normally exceed thirty (30%) of the Shares deposited hereunder; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.

         The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

         Dividends, Other Distributions and Rights

         The Depositary will convert or cause to be converted into Dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting Dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than Dollars, including pounds sterling ("Foreign Currency"), that it receives in respect of the deposited Shares, and to distribute the resulting Dollar amount (net of the expenses incurred by the Depositary in converting such Foreign Currency) to the Owners entitled thereto, in proportion to the number of ADSs representing such Deposited Securities evidenced by ADRs held by them, respectively. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed to the Owners of ADRs will be reduced by any amount on account of taxes to be withheld by the Company or the Depositary. See "Item 14. Description of Securities -- Description of American Depositary Receipts -- Liability of Owner for Taxes."

         If the Depositary determines that in its judgment any Foreign Currency received by the Depositary cannot be converted on a reasonable basis into Dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the Foreign Currency received by the Depositary to, or in its discretion may hold such Foreign Currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same. If any such conversion of Foreign Currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in U.S. Dollars to the extent permissible to the Owners entitled thereto, and may distribute the balance of the Foreign Currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of, the Owners entitled thereto.

         If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may, and will if Display.IT Holdings so requests, distribute to the Owners of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by the ADRs held by them, respectively, additional ADRs evidencing an aggregate number of ADSs that represents the amount of Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary as provided in the Deposit Agreement. The Depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from Display.IT Holdings that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.

         If Display.IT Holdings offers or causes to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary will have discretion as to the procedure to be followed in making such rights available to any Owners of ADRs or in disposing of such rights for the benefit of any Owners and making the net proceeds available in Dollars to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all Owners or to all or certain Owners but not to other Owners, the Depositary may distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefor in such form as it deems appropriate. If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to all or certain Owners, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise.

         In circumstances in which rights would not otherwise be distributed, if an Owner of ADRs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Owner, the Depositary will make such rights available to such Owner upon written notice from Display.IT Holdings to the Depositary that (a) the Display.IT

Holdings has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as Display.IT Holdings has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Shares to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will on behalf of such Owner, exercise the rights and purchase of the Shares, and Display.IT Holdings shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Shares so purchased to be deposited, and will execute and deliver Receipts to such Owner, pursuant to the Deposit Agreement.

         The Depositary will not offer rights to Owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act of 1933 with respect to a distribution to all Owners or are registered under the provisions of such Act; provided, that nothing in the Deposit Agreement will create, or be construed to create, any obligation on the part of Display.IT Holdings to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If an Owner of ADRs requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under such Act, the Depositary will not effect such distribution unless it has received an opinion from recognized counsel in the United States for Display.IT Holdings upon which the Depositary may rely that such distribution to such Owner is exempt from such registration. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general of any Owner in particular.

         Whenever the Depositary receives any distribution other than cash, Shares or rights in respect of the Deposited Securities, the Depositary will cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act of 1933 in order to be distributed to Owners or holders the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees of the Depositary) will be distributed by the Depositary to the Owners entitled thereto as in the case of a distribution received in cash.

         If the Depositary determines that any distribution of property (including Shares and rights to subscribe therefor) is subject to any taxes or other governmental charges which the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amount and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.

         Upon any change in nominal or par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting Display.IT Holdings or to which it is a party, any securities which shall be received by the Depositary or Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and the ADSs will thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, and will, if Display.IT Holdings so requests, execute and deliver additional ADRs as in the case of a dividend in Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

         Record Dates

         Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, the Depositary will fix a record date, (a) for the determination of the Owners who will be (i) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or
(ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which each ADS will represent the changed number of Shares, all subject to the provisions of the Deposit Agreement.

         Voting of Deposited Securities

         Upon receipt of notice of any meeting of holders of Shares or other Deposited Securities, if requested in writing by Display.IT Holdings, the Depositary will, as soon as practicable thereafter, mail to all Owners a notice, the form of which notice will be in the sole discretion of the Depositary, containing (a) such information included in such notice of meeting received by the Depositary from Display.IT Holdings, and (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of U.K. law and of the Articles of Association of Display.IT Holdings, to the amount of Shares or other Deposited Securities represented by their respective ADSs. Upon the written request of an Owner on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. The Depositary will not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions.

         There can be no assurance that the Owners generally or any Owner in particular will receive the notice described in the preceding paragraph sufficiently prior to the date established by the Depositary for the receipt of instructions to ensure that the Depositary will vote the Shares or Deposited Securities in accordance with the provisions set forth in the preceding paragraph.

         Reports and Other Communications

         The Depositary will make available for inspection by ADR Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from Display.IT Holdings, which are both
(a) received by the

Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by Display.IT Holdings. The Depositary will also, upon written request, send to the Owners copies of such reports when furnished by Display.IT Holdings pursuant to the Deposit Agreement.

         Amendment and Termination of the Deposit Agreement

         The form of ADRs and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between Display.IT Holdings and the Depositary in any respect which they may deem necessary or desirable without the consent of the Owners of ADRs; provided, however, that any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of ADR Owners, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of any amendment has been given to the Owners of outstanding ADRs. Every Owner of an ADR, at the time any amendment so becomes effective, will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of the Owner of any ADR to surrender such ADR and receive therefor the Deposited Securities represented thereby, except to comply with mandatory provisions of applicable law.

         The Depositary will at any time at the direction of Display.IT Holdings terminate the Deposit Agreement by mailing notice of such termination to the Owners of the ADRs then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to Display.IT Holdings and the Owners of all ADRs then outstanding if, any time after 90 days have expired after the Depositary will have delivered to Display.IT Holdings a written notice of its election to resign and a successor depositary will not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. If any ADRs remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the Owners thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale or rights and the delivery of underlying Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not theretofore surrendered their Receipts, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADR and any applicable taxes or other governmental charges.

         Charges of Depositary

         The Depositary will charge any party depositing or withdrawing Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by Display.IT Holdings or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement) whichever applicable: (1) taxes and other governmental charges; (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the share register of Display.IT Holdings or Foreign Registrar and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals; (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Shares or Owners; (4) such expenses are incurred by the Depositary in the conversion of Foreign Currency pursuant to the Deposit Agreement; (5) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution, delivery and surrender of ADRs pursuant to the Deposit Agreement;
(6) a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement including, but not limited to, Section
4.1 through 4.4 thereof; (7) a fee of $1.50 or less per certificate for an ADR or ADRs for transfers made pursuant to the Deposit Agreement and; (8) a fee for the distribution of securities pursuant to the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause (8) treating all such securities as if they were Shares), but which securities are instead distributed by the Depositary to Owners and the net proceeds distributed.

         The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of Display.IT Holdings and its affiliates and in ADRs.

         Liability of Owner for Taxes

         If any tax or other governmental charge shall become payable by the Custodian or the Depositary with respect to any ADR or any Deposited Securities represented by the ADRs, such tax or other governmental charge will be payable by the Owner of such ADR to the Depositary. The Depositary may refuse to effect any transfer of such ADR or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner thereof any part or all of the Deposited Securities underlying such ADR and may apply such dividends, distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the Owner of such ADR will remain liable for any deficiency.

         General

         Neither the Depositary nor Display.IT Holdings will be liable to any Owner or holder of any ADR, if by reason of any provision of any present or future law or regulation of the United States, or any other country, or of any governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Articles of Association of Display.IT Holdings, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or Display.IT Holdings shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement it is provided will be done or performed; nor will the Depositary or Display.IT Holdings incur any liability to any Owner or holder of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering or distribution pursuant to the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Owners, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary will not make such distribution or offering, and will allow the rights, if applicable to lapse.

         Display.IT Holdings and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Owners or holders of ADRs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

         The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Deposited Securities, the Depositary, the Custodian or the Registrar may require payment from the person presenting the ADR or the depositor of the Shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees payable by the Owners and holders of ADRs. The Depositary may refuse to deliver ADRs, to register the transfer of any ADR or to make any distribution on, or related to, Shares until it has received such proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. The delivery, transfer, registration of transfer of outstanding ADRs and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary, Display.IT Holdings or the Foreign Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or Display.IT Holdings, at any time or from time to time. Notwithstanding any other provision of the Deposit Agreement or the Receipts, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Issuer or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends,
(ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares.

         The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection will not be for the purpose of communicating with Owners in the interest of a business or object other than the business of Display.IT Holdings or a matter related to the Deposit Agreement or the ADRs.

         The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

         Governing Law

         The Deposit Agreement will be governed by the laws of the State of New York.


                                    PART III


Item 15. Defaults Upon Senior Securities.

         Not applicable.


Item 16. Changes in Securities and Changes in Security for Registered
         Securities.

         Not applicable.


                                     PART IV


Item 17. Financial Statements.

         Not applicable.

Item 18. Financial Statements.

         See pages F-1 through F-28, incorporated herein by reference.


Item 19. Financial Statements and Exhibits.

         (a) Financial Statements.

         The following financial statements, together with the report thereon of Deloitte & Touche, are filed as part of this Registration Statement.

                                                                         Page
                                                                         ----
   Report of Independent Auditors with respect to the
             financial statements of the Company....................      F-1
   Financial Statements
       Consolidated Profit and Loss Account of the Company
             for the year ended December 31, 1996...................      F-2
       Profit and Loss Account of Display.IT Holdings for
             the year ended December 31, 1996.......................      F-3
       Consolidated Balance Sheets of the Company as of
             December 31, 1995 and December 31, 1996................      F-4
       Balance Sheet of Display.IT Holdings as of
             December 31, 1996......................................      F-5
       Consolidated Statement of Cash Flows of the Company
             for the year ended December 31, 1996...................      F-6
       Notes to the Financial Statements............................      F-8
   Report of Independent Auditors with respect to the
             financial statements of Display.IT Limited.............     F-25
   Financial Statements
       Balance Sheet of Display.IT Limited as of
             December 31, 1995......................................     F-26
       Notes to the Financial Statements............................     F-27

   (b) Exhibits.

   The following Exhibits are filed as a part of this Registration Statement.


                  1.1          Memorandum of Association*
                  1.2          New Articles of Association*
                  2.1 Form of Deposit Agreement to be entered into by and between Display.IT Holdings plc and The Bank of New York*


         The Company has not issued any, and is not party to any instrument authorizing the issuance of, long-term debt securities.

                  3.1 Share Exchange Agreement by and among Display.IT Holdings plc, Peter Levin and Marjorie Moe, dated June 20, 1996*
                  3.2 Form of Placing Letter entered into by and between Display.IT Holdings plc and 19 investors, together with schedule of the 19 investors*
                  3.3 Option Deed by and between Display.IT Holdings plc and Alasdair Norman Macleod, dated June 24, 1996, together with schedule of three other parties who entered into substantially identical Option Deeds with Display.IT Holdings plc*
                  3.4 Bonus Option Deed by and between Display.IT Holdings plc and Alasdair Norman Macleod, dated June 24, 1996, together with schedule of three other parties who entered into substantially identical Bonus Option Deeds with Display.IT Holdings plc*
                  3.5 Agreement for Share Subscription by and between Display.IT Holdings plc and Independent Economic Analysis (Holdings) Pte Limited, dated November 25, 1996*
                  3.6 Agreement for Share Subscription by and between Display.IT Holdings plc and Hestia Investments S.A., dated December 19, 1996*
                  3.7 Service Agreement by and between Display.IT Holdings plc and Peter Levin, dated June 24, 1996*
                  3.8 Letter Agreement by and between Display.IT Holdings plc and David G. Familiant, dated June 24, 1996, together with schedule of two other parties who have entered into substantially identical Letter Agreements with Display.IT Holdings plc*
                  3.9 Loan Agreement by and between Display.IT Limited and Marjorie Moe, dated April 22, 1996*
                  3.10         Debenture by and between Display.IT Limited and
                               Marjorie Moe, dated April 22, 1996*
                  3.11         Guarantee by and between Marjorie Moe and Peter
                               Levin, dated April 22, 1996*
                  3.12         Pledge Agreement by and between Peter Levin and
                               Marjorie Moe, dated April 22, 1996*
                  3.13         Pledge Agreement by and between Peter Levin and
                               Marjorie Moe, dated June 20, 1996*
                  3.14         Rules of the Display.IT Holdings plc Share
                               Option Scheme*

-----------------
*Previously filed.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        DISPLAY.IT HOLDINGS PLC




Dated: March 27, 1997                  By: /s/ PETER LEVIN
                                           -------------------------------
                                           Name: Peter Levin
                                           Title: Managing Director
                                                  and Chief Executive
                                                  Officer

                                   FINANCIALS

                                               Company Registration No. 3194225








                  DISPLAY.IT HOLDINGS PLC
                  (a development stage company)



                  Report and Financial Statements

                  December 31, 1996







                  Deloitte & Touche
                  Hill House
                  1 Little New Street
                  London EC4A 3TR

                                          DISPLAY.IT HOLDINGS PLC
                                          (a development stage company)


REPORT AND FINANCIAL STATEMENTS 1996



CONTENTS                                                                 Page


Auditors' report                                                         F-1

Consolidated profit and loss account                                     F-2

Company profit and loss account                                          F-3

Consolidated balance sheet                                               F-4

Company balance sheet                                                    F-5

Consolidated cash flow statement                                         F-6

Notes to the accounts                                                    F-8

INDEPENDENT AUDITORS' REPORT TO THE DIRECTORS AND SHAREHOLDERS
OF

DISPLAY.IT HOLDINGS PLC
(A DEVELOPMENT STAGE COMPANY)




We have audited the accompanying consolidated balance sheet of Display.IT Holdings plc (a development stage company) and its subsidiary (together the "group") as of December 31, 1996 and as of December 31, 1995, the balance sheet of Display.IT Holdings plc (a development stage company) (the "company") as of December 31, 1996, the related consolidated profit and loss account and cashflow statement for the year ended December 31, 1996 and the profit and loss account of the company for the period from May 3, 1996 to December 31, 1996. These financial statements are the responsibility of the group's management. Our responsibility is to express an opinion on these financial statements based on our audit.



We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such financial statements present fairly, in all material respects, the financial position of the group at December 31, 1996 and December 31, 1995, the company at December 31, 1996, the results of the group's operations and the group's cash flows for the year ended December 31, 1996 and the results of the company for the period from May 3, 1996 to December 31, 1996 in conformity with generally accepted accounting principles in the United Kingdom (which differs in certain significant respects from generally accepted accounting principles in the United States of America - see note 20).






DELOITTE & TOUCHE
Chartered Accountants
London, England

January 24, 1997

                                                         DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended  December 31, 1996

                                                 Note                 1996
                                                                (Pound Sterling)

Research and development                                            (130,478)
Administrative expenses                                             (779,538)
Other operating income                                                42,500
                                                                    --------

OPERATING LOSS                                     3                (867,516)

Interest receivable and similar income             4                  27,770
Interest payable and similar charges               5                  (6,466)
                                                                    --------

LOSS ON ORDINARY ACTIVITIES
  BEFORE TAXATION                                                   (846,212)

Tax on loss on ordinary activities                 6                  (1,861)
                                                                    --------

LOSS FOR THE YEAR                                 13                (848,073)
                                                                    ========

Loss per share                                    14                    6.75p
                                                                    ========


All activities derive from continuing operations.

The group did not trade in the preceding financial period. There were no recognized gains or losses attributable to shareholders other than the loss for the year.

                                                        DISPLAY.IT HOLDINGS PLC
                                                  (a development stage company)

COMPANY PROFIT AND LOSS ACCOUNT
Period from May 3, 1996 (date of incorporation) to December 31, 1996


                                                                   Period from
                                                                   May 3, 1996
                                                                   to December
                                                                   31, 1996

                                         Note                   (Pound Sterling)

Administrative expenses                                             (26,003)
                                                                     ------

OPERATING LOSS                                                      (26,003)

LOSS FOR THE PERIOD                        13                       (26,003)
                                                                     ======





All activities derive from continuing operations.

The company was incorporated on May 3, 1996. There were no recognized gains or losses attributable to the shareholders other than the loss for the period.

                                                        DISPLAY.IT HOLDINGS PLC
                                                  (a development stage company)
CONSOLIDATED BALANCE SHEET
December 31, 1996

                                                 Note                        1996                     1995
                                                                        (Pound Sterling)         (Pound Sterling)

FIXED ASSETS
Intangible fixed assets                            7                        181,745                        --
Tangible fixed assets                              8                        133,072                        --
                                                                           --------                   -------

                                                                            314,817                        --
                                                                           --------                   -------

CURRENT ASSETS
Debtors                                           10                         85,830                         2
Cash at bank and in hand                                                    316,314                        --
                                                                           --------                   -------
                                                                            402,144                         2
CREDITORS:  amounts falling due within
  one year                                        11                       (256,057)                       --
                                                                           --------                   -------

NET CURRENT ASSETS                                                          146,087                         2
                                                                           --------                   -------

TOTAL NET ASSETS                                                            460,904                         2
                                                                            =======                   =======

CAPITAL AND RESERVES
Called up share capital                           12                        758,238                   100,000
Share premium account                             13                        650,737                        --
Profit and loss account                           13                       (948,071)                  (99,998)
                                                                           --------                   -------

EQUITY SHAREHOLDERS' FUNDS                                                  460,904                         2
                                                                           ========                   =======

                                                         DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)

COMPANY BALANCE SHEET
December 31, 1996

                                           Note                  1996
                                                            (Pound Sterling)

FIXED ASSETS
Investment                                  9                   100,000

CURRENT ASSETS
Debtors                                    10                 1,288,683

CREDITORS:  amounts falling due
  within one year                          11                    (5,711)
                                                              ---------

NET CURRENT ASSETS                                            1,282,972
                                                              =========

TOTAL NET ASSETS                                              1,382,972
                                                              =========

CAPITAL AND RESERVES
Called up share capital                    12                   758,238
Share premium account                      13                   650,737
Profit and loss account                    13                   (26,003)
                                                              ---------

EQUITY SHAREHOLDERS' FUNDS                                    1,382,972
                                                              =========


The company was incorporated on May 3, 1996 and hence no corresponding period balance sheet is presented.

                                                       DISPLAY.IT HOLDINGS PLC
                                                 (a development stage company)
CONSOLIDATED CASH FLOW STATEMENT
Year ended  December 31, 1996

                                                          Note                         1996
                                                                                 (Pound Sterling)

Net cash outflow from operating activities                  1                         (689,292)

Returns on investments and servicing of
  financing
Interest received                                                                       13,910
Interest paid                                                                           (6,466)
                                                                                    ----------

Net cash inflow from returns on
  investments and servicing of finance                                                   7,444
                                                                                    ----------

Investing activities
Payments to acquire tangible fixed assets                                             (137,450)
Investment in intangible fixed assets                                                 (187,223)
                                                                                    ----------

Net cash outflow from investing activities                                            (324,673)
                                                                                    ----------

Net cash outflow before financing                                                   (1,006,521)
                                                                                    ----------

Financing
Issue of ordinary shares (net of expenses)                  3                        1,308,975
Director loan advanced                                      3                          139,944
Repayment of director loan                                  3                         (126,084)
                                                                                    ----------

Net cash inflow from financing                                                       1,322,835
                                                                                    ----------

Increase in cash and cash equivalent                        2                          316,314
                                                                                    ==========


The group did not trade in the preceding financial period and there were no cash flows.

                                                         DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE CASH FLOW STATEMENT
Year ended December 31, 1996

        1.   RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW
             FROM OPERATING ACTIVITIES
                                                                  1996
                                                             (Pound Sterling)
         Operating loss                                         (867,516)
         Depreciation of tangible fixed assets                     4,378
         Amortization of development costs                         5,478
         Increase in debtors                                     (85,828)
         Increase in creditors                                   254,196
                                                                --------

         Net cash outflow from operating activities             (689,292)
                                                                ========

        2.   ANALYSIS OF CHANGES IN CASH AND CASH EQUIVALENTS
             DURING THE YEAR

                                                              (Pound Sterling)
         Balance at January 1, 1996                                    --
         Net cash inflow                                          316,314
                                                                  -------

         Balance at  December 31, 1996                            316,314
                                                                  =======

        3.   ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

                                                            Share
                                                           capital
                                                        (including
                                                             share
                                                           premium)                   Loans
                                                      (Pound Sterling)           (Pound Sterling)
                                                      ----------------           ----------------

At January 1, 1996                                         100,000                        --

Cash inflow from financing                               1,308,975                   139,944
Cash outflow from financing                                     --                  (126,084)
Foreign exchange movement                                       --                   (13,860)
                                                         ---------                  --------

At  December 31, 1996                                    1,408,975                        --
                                                         =========                  ========

The share capital at January 1, 1996 represents notional share capital and arises from consolidation using merger accounting principles (see note 1).

                                                       DISPLAY.IT HOLDINGS PLC
                                                 (a development stage company)
NOTES TO THE ACCOUNTS
Year ended  December 31, 1996

        1.  ACCOUNTING POLICIES

         The financial statements are prepared in accordance with applicable accounting standards. The particular accounting policies adopted are described below.

         Accounting convention

         The financial statements are prepared under the historical cost convention.

         Basis of consolidation

         The group accounts consolidate the accounts of Display.IT Holdings plc and its subsidiary undertaking at the year end using merger accounting principles.

         Display.IT Holdings plc was incorporated on May 3, 1996 and acquired the whole of the share capital of Display.IT Limited on June 20, 1996, the consideration being satisfied by the allotment of fully paid shares (see note 12). Consolidated financial statements have therefore been presented for the current and preceding financial period.

         The increased share capital of Display.IT Holdings plc is disclosed on both the current and preceding period balance sheets with the share capital in the balance sheet at December 31, 1995 being notional share capital.

         Tangible fixed assets and depreciation

         Depreciation is provided on the cost of tangible fixed assets to write them down to their estimated residual values over their expected useful lives. The rates of depreciation are as follows:

         Computer systems                                              4 years

         Fixtures and fittings and office equipment                    5 years

         The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

         Software development costs

         Costs incurred in developing new software products are written off until technical feasibility has been ascertained and a working model produced. Thereafter, further expenditure incurred prior to launching the product is capitalized and amortized over a three year period based upon a prudent assessment of the life of the product. Amortization commences in the month of first release of the product.

         All other research and development is written off in the year in which it is incurred.

         Foreign currencies

         Monetary assets and liabilities denominated in foreign currency are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions denominated in foreign currencies are translated into sterling at the rates ruling at the dates of the transactions. Profits and losses on the translation of foreign currencies arising from trading transactions are included in operating profits, and profits and losses on translation of foreign currencies arising from financing arrangements are included below operating profit in the profit and loss account.

         Leases

         Rentals are charged to profit and loss in equal annual amounts over the lease term.

         Loss per share

         The loss per share is based upon the weighted average number of ordinary shares in issue throughout the period and is calculated on the loss on ordinary activities after taxation.

         Use of estimates and assumptions

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                 DISPLAY.IT HOLDINGS PLC
                                                 (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

        2.  INFORMATION REGARDING DIRECTORS AND EMPLOYEES

                                                                      1996
                                                                (Pound Sterling)
          Directors' emoluments
          Fees                                                       15,403
          Salaries and taxable benefits                             137,752
                                                                    -------
                                                                    153,155
                                                                    =======

          Chairman's emoluments
          Fees                                                        5,711
                                                                    =======

          Emoluments of highest paid director
          Salaries and taxable benefits                             137,752
                                                                    =======

          Emoluments of the directors, excluding
             pension contributions, were within
             the following scales:                                      No.
          (Pound Sterling)       0  -  (Pound Sterling)   5,000           4
          (Pound Sterling) 135,001  -  (Pound Sterling) 140,000           1
                                                                    =======

          Employees

          Average number of employees, excluding
             directors, in the year:
          Sales and administration                                        1
                                                                    =======

          Staff costs, excluding directors, incurred during the year in respect of these employees were:

          Wages and salaries                                         21,416
          Social security costs                                       2,186
                                                                    -------
                                                                     23,602
                                                                    =======


          There were no employees in the preceding period and there were no emoluments paid to the directors in this preceding period.

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

        3.  OPERATING LOSS

                                                                      1996
                                                                (Pound Sterling)
          Operating loss is after charging:
          Auditors' remuneration
             Audit fees                                               5,000
          Depreciation of tangible fixed assets                       4,378
          Amortization of development costs                           5,478
          Hire of equipment                                           6,514
          Research and development                                  125,000
          Rentals under operating leases:
             Land and buildings                                      10,350
          Other operating leases                                      1,196
                                                                    =======


        4.  INTEREST RECEIVABLE AND SIMILAR INCOME


                                                                      1996
                                                                (Pound Sterling)
          Foreign exchange gains                                     13,860
          Bank interest                                              13,910
                                                                    -------
                                                                     27,770
                                                                    =======


        5.  INTEREST PAYABLE AND SIMILAR CHARGES


                                                                      1996
                                                                (Pound Sterling)
         Interest on borrowings                                       6,466
                                                                    =======

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

        6.  TAX ON LOSS AND ORDINARY ACTIVITIES

                                                                     1996
                                                               (Pound Sterling)
          United Kingdom corporation tax at
            25% based on the loss for the year                       1,861
                                                                   =======

          Tax is charged on the interest received by Display.IT Limited in the period before trading commenced.

        7.  INTANGIBLE FIXED ASSETS

                                                                  Software
                                                               development
                                                                     costs
                                                          (Pound Sterling)
          Cost
          At January 1, 1996                                            --
          Additions                                                187,223
                                                                   -------

          At December 31, 1996                                     187,223
                                                                   -------

          Accumulated depreciation
          At January 1, 1996                                            --
          Charge for the year                                        5,478
                                                                   -------

          At  December 31, 1996                                      5,478
                                                                   -------

          Net book value
          At  December 31, 1996                                    181,745
                                                                   =======

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

        8.  TANGIBLE FIXED ASSETS

                                                                                  Fixtures
                                                                              and fittings
                                                            Computer            and office
                                                             systems             equipment                 Total
                                                    (Pound Sterling)      (Pound Sterling)      (Pound Sterling)
          Cost
          At January 1, 1996                                      --                    --                    --
          Additions                                          105,011                32,439               137,450
                                                             -------               -------               -------

          At  December 31, 1996                              105,011                32,439               137,450
                                                             -------               -------               -------

          Accumulated depreciation
          At January 1, 1996                                      --                    --                    --
          Charge for the year                                  3,409                   969                 4,378
                                                             -------               -------               -------

          At  December 31, 1996                                3,409                   969                 4,378
                                                             -------               -------               -------

          Net book value
          At  December 31, 1996                              101,602                31,470               133,072
                                                             =======               =======               =======


        9.  INVESTMENTS HELD AS FIXED ASSETS

                                                                    Shares in
                                                                 subsidiaries
                                                             (Pound Sterling)
          At January 1, 1996                                               --
          Addition                                                    100,000
                                                                      -------

          At  December 31, 1996                                       100,000
                                                                      =======

         On June 20, 1996 the company acquired the whole of the ordinary share capital of Display.IT Limited, the consideration being satisfied by the allotment of 2,000,000 ordinary shares of 5p each credited as fully paid. The principal activity of Display.IT Limited is that of software development and distribution. Display.IT Limited was incorporated in Great Britain and registered in England and Wales.

         Consolidated financial statements are prepared using merger accounting principles. The fair value of the consideration was (pound sterling)100,000. The loss of Display.IT Limited for the period from January 1, 1996 to June 20, 1996 was (pound sterling)219,159 and Display.IT Limited did not trade in the previous period.

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

       10.  DEBTORS


                                                                   Group               Company
                                                                    1996                  1996
                                                        (Pound Sterling)      (Pound Sterling)
          Loan to subsidiary undertaking                              --             1,286,058
          Other debtors                                           79,615                 2,625
          Prepayments                                              6,215                    --
                                                                  ------             ---------
                                                                  85,830             1,288,683
                                                                  ======             =========

         The loan to subsidiary undertaking is due in greater than one year.

         The debtor of (pound sterling)2 shown on the consolidated balance sheet atDecember 31, 1995 represents called up share capital not paid. The debtor was settled at December 31, 1996.

       11.  CREDITORS:  AMOUNTS FALLING DUE WITHIN ONE YEAR


                                                                   Group               Company
                                                                    1996                  1996
                                                        (Pound Sterling)      (Pound Sterling)
Trade creditors                                                  209,115                    --
Directors' current accounts                                        4,140                    --
Accruals and deferred income                                      30,484                 5,711
Other creditors including tax and social security                 12,318                    --
                                                                --------                 -----
                                                                 256,057                 5,711
                                                                ========                 =====

         Other creditors including tax and social security include corporate tax payable by the group of (pound sterling)1,861. The directors' current accounts relate to balances owed to directors for expenses.

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

       12.  CALLED UP SHARE CAPITAL

                                                                           1996
                                                               (Pound Sterling)
           Authorized:
           30,000,000 ordinary shares of 5p each                      1,500,000
                                                                     ==========

           Allotted and fully paid:
           15,164,755 ordinary shares of 5p each                        758,238
                                                                     ==========

         Display.IT Holdings plc was incorporated in England and Wales with limited liability on May 3, 1996 with an authorized share capital of (pound sterling)1,000 divided into 1,000 shares of (pound sterling)1 each, of which two such shares were issued nil paid to the subscribers to the Memorandum of Association of the company. On June 20, 1996 each of the existing ordinary shares of (pound sterling)1 each in the company was sub-divided into 20 ordinary shares of 5p each and the authorized share capital was increased from (pound sterling)1,000 to (pound sterling)200,000 by the creation of 3,980,000 ordinary shares of 5p each.

         On June 20, 1996 the company acquired the whole of the ordinary share capital of Display.IT Limited, the consideration being satisfied by the allotment of 2,000,000 ordinary shares of 5p each credited as fully paid.

         On June 28, 1996 the company offered 1,000,000 shares of 5p each in a private placing for trading on OFEX (off-exchange for the London Stock Exchange). All shares were taken up at a price of 100p and the 95p premium of each of these shares has been credited to the share premium account. Legal and accounting fees incurred in connection with the placing have been charged to the share premium account.

         On December 6, 1996 the company passed an ordinary resolution to increase the authorized share capital from (pound sterling)200,000 to (pound sterling)1,500,000 by the creation of 26,000,000 new ordinary shares of 5p each ranking pari passu in all respects with existing ordinary shares.

         Pursuant to the increase in the authorized share capital, the company undertook a four for one bonus issue. The issued share capital for the company increased as a result from 3,000,000 ordinary shares of 5p each to 15,000,000 ordinary shares of 5p each. The sum of (pound sterling)600,000 was transferred from the share premium account.

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

         On December 11, 1996 holders of share options purchased 50,000 ordinary shares of 5p each at 24p per share. Share premium of (pound sterling)9,500 was credited to the share premium account.

         On December 13, 1996 the company allotted 114,755 ordinary shares of 5p each at (pound sterling)3.05 per share. Total proceeds were (pound sterling)350,003 and share premium of (pound sterling)344,265 was credited to the share premium account.

         Employee options

         Under the company's share option scheme, employees held options at December 31, 1996 for 415,705 ordinary shares of 5p each (1995 - nil) as follows:

                                       Number of            Exercise
                                         options               price           Date option granted           Expiration  date
                                                    (Pound Sterling)
           David Familiant                62,855                0.70              October  4, 1996           October  4, 2001
           Marjorie Moe                   51,425                0.70              October 10, 1996           October 10, 2001
           Catita Edward                  51,425                0.70              October 10, 1996           October 10, 2001
           Duncan Coward                  75,000                0.70              October 10, 1996           October 10, 2001
           Mark Proffitt                 150,000                4.07             December 23, 1996          December 23, 2001
           Dawn Sizer                     25,000                4.07             December 23, 1996          December 23, 2001

         All options were granted at fair value. The number of options and exercise price have been adjusted for the bonus issue on December 6, 1996.

         Other options

         On June 24, 1996 the company granted options to four third parties in respect of 60,000 ordinary shares each at a price of (pound sterling)1.20 per share. Subsequent to the bonus issue on December 6, 1996, the holders of these options are entitled to subscribe for 300,000 ordinary shares each at a price of 24p per share.

         The option over the first 30,000 ordinary shares (150,000 ordinary shares after the bonus issue) for each individual may be exercised up to June 30, 2002 after which the options will lapse. The option over the remaining 30,000 ordinary shares (150,000 ordinary shares after the bonus issue) for each individual may be exercised between June 30, 1999 and June 30, 2002.

         On December 11, 1996 holders of share options purchased 50,000 ordinary shares. No other options were exercised at the year end.

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

       13.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                                                                 Share            Profit and
           Group                                           Share               premium                  loss
                                                         capital               account               account                 Total
                                                (Pound Sterling)      (Pound Sterling)      (Pound Sterling)      (Pound Sterling)
           At January 1, 1996                            100,000                    --               (99,998)                    2
           Private placing:
              Share capital issued (net)                  50,000               896,972                    --               946,972
           Bonus issue                                   600,000              (600,000)                   --                    --
           Exercise of options                             2,500                 9,500                    --                12,000
           Allotment of shares                             5,738               344,265                    --               350,003
           Loss for the year                                  --                    --              (848,073)             (848,073)
                                                        --------             ---------              --------             ---------


           At  December 31, 1996                         758,238               650,737              (948,071)              460,904
                                                        ========             =========              ========             =========


           Company

           At January 1, 1996                                 --                    --                    --                    --
           Shares issued on incorporation                      2                    --                    --                     2
           Shares issued on acquisition of
              Display.IT Limited                          99,998                    --                    --                99,998
           Private placing:
              Share capital issued (net)                  50,000               896,972                    --               946,972
           Bonus issue                                   600,000              (600,000)                   --                    --
           Exercise of options                             2,500                 9,500                    --                12,000
           Allotment of shares                             5,738               344,265                    --               350,003
           Loss for the period                                --                    --               (26,003)              (26,003)
                                                        --------             ---------              --------             ---------

           At  December 31, 1996                         758,238               650,737               (26,003)            1,382,972
                                                        ========             =========              ========             =========


         The proceeds from the private placing are shown net of issue expenses of (pound sterling)53,028.

         The share capital at January 1, 1996 represents notional share capital and arises on consolidation using merger accounting principles (see note 1). The profit and loss account balance at January 1, 1996 represents the excess of par value of shares issued over par value of shares of the merged company acquired.

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

       14.  LOSS PER SHARE

         The loss per share is based upon a loss on ordinary activities after taxation of (pound sterling)848,073 and a weighted average of 12,572,802 ordinary shares.

       15.  RELATED PARTY TRANSACTIONS

         A non-executive director of the company, Marjorie Moe, granted a loan of (pound sterling)139,944 to Display.IT Limited during the year. The loan has been repaid in full during the year, together with interest of (pound sterling)6,466.

         Display.IT Limited generated income of (pound sterling)42,500 during the year from a member of Display.IT Holdings plc, Independent Economic Analysis (Holdings) PTE Limited.

       16.  FINANCIAL COMMITMENTS

         At the year end the group was committed to making the following payments during the next year in respect of operating leases:


                                                             Land and
                                                            buildings              Other              Total
                                                     (Pound Sterling)   (Pound Sterling)   (Pound Sterling)
           Leases which expire:
           Within two to five years                            21,600             12,516             34,116
                                                              =======            =======             ======

         The group leases its office premises, certain equipment and motor vehicles under operating leases. The future financial years' minimum operating lease commitments as at December 31, 1996 are as follows:


                                                            (Pound Sterling)
           Year ending
            December 31,   1997                                       34,116
                           1998                                       34,116
                           1999                                       31,512
                           2000                                       21,600
                           2001                                       10,800
                           Thereafter                                     --
                                                                     -------
                                                                          --
                                                                     132,144
                                                                     =======

         Peter Levin has an employment contract with the group to serve as its managing director and chief executive officer. The employment contract is terminable on 12 months' notice at any time after June 23, 1997. The principal term of Mr. Levin's contract of employment is a current salary of (pound sterling)144,000 per annum.

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

       17.  CONTINGENT LIABILITIES

         The company has received an allegation that its product infringed another party's copyright and was being passed off as being connected with that third party. The company denies the allegations and has been advised that they have no legal basis. A detailed rebuttal of the allegations has been made and to date no legal action has been taken by the third party in relation to its threat against the company.

         Management believes that the main purpose of the allegations was to seek to exclude Display.IT Limited from the market either temporarily or permanently. Accordingly, the company has submitted a complaint to the European Commission in Brussels, Belgium.

       18.  CONTROLLING SHAREHOLDER

         Peter Levin had a beneficial interest in 10,000,000 ordinary shares of the company at the year end. This represents a controlling interest in the share capital of the company.


       19.  POST BALANCE SHEET EVENT

         The company has issued a total of 391,965 ordinary shares subsequent to the balance sheet date. Total proceeds were (pound sterling)1,489,993.


       20.  SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED
            ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED KINGDOM AND THE UNITED STATES

         The consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The differences that are significant to the group relate to the following items:

         Development costs

         Display.IT Limited, the subsidiary of Display.IT Holdings plc, is a development stage enterprise as defined in Statement of Financial Accounting Standard No. 7 under US GAAP. Development expenditure incurred since inception is (pound sterling)312,223 of which (pound sterling)187,223 has been capitalized.

         Display.IT Limited is developing an application to display financial news and price information to the desktop via the Internet.

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

         The risks faced by the group include:

         o    obtaining sufficient working capital;

         o    obtaining regulatory approval;

         o    obtaining sufficient customer demand for the product.


         Under UK GAAP, development costs are classified as an intangible fixed asset, whereas under US GAAP they are classified as an intangible asset.

         All software development expenditure incurred during the year was pursuant to a software development agreement for the development of the Display.IT software product.


         The software development agreement included all design and development, including writing of source code, and testing up to the acceptance testing stage. Acceptance testing was performed by the group with support from the software developer. The original agreement was for a fixed price, however, the agreement provided for modifications.

         The group retains all interests (source code and intellectual property rights) in the developed software and no restrictions exist on the use of the software. No revenue sharing arrangements exist for product sales and no royalties are payable by the group to any party. The software developer has indemnified the group against claims made by third parties for infringement of copyright as a consequence of use of the developed software.



         Deferred taxation

         Under UK GAAP, deferred taxation is provided at the rates at which the taxation is expected to become payable. No provision is made for amounts which are not expected to become payable in the foreseeable future and no account is taken of deferred tax assets in accordance with Statement of Standard Accounting Practice 15.

         Under US GAAP, deferred taxation is provided on all temporary differences under the liability method at rates at which the taxation would be payable in the relevant future year as prescribed by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes".

         There is a deferred tax asset of (pound sterling)211,000 relating to losses carried forward which is not recognized under UK GAAP. The deferred tax asset under US GAAP is reduced to nil by a valuation allowance of an equal amount.

         Reconciliation of effective tax rate

         Display.IT Holdings plc's effective tax rate varies from the statutory tax rate as a result of the following factors:

                                                                 1996
                                                                    %

         Statutory tax rate                                        33
         Timing differences not provided for                      (25)
         Non-qualifying expenditure                                (9)
                                                                 ----
         Effective tax rate                                        (1)
                                                                 ====

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

         Loss per share

         Under UK GAAP, loss per share is based upon the weighted average number of ordinary shares in issue throughout the period and is calculated on the loss on ordinary activities after taxation and after other finance charges in respect of non-equity shares, but before equity dividends.

         Under US GAAP, loss per share is based upon the weighted average number of ordinary shares in issue throughout the period and is calculated on the net loss for the period.

         Primary loss per share             6.44p

         The primary loss per share is based upon a net loss of (pound sterling)848,073 and a weighted average of 13,164,387 ordinary shares, after taking into account the diluting effect of the options outstanding at the year end.

         Fully diluted loss per share       6.43p

         The fully diluted loss per share is based upon a net loss of (pound sterling)848,073 and a weighted average of 13,193,345 ordinary shares, after taking into account the maximum diluting effect of the options outstanding at the year end.



         Share options

         At December 31, 1996, Display.IT Holdings plc has an employee share option scheme and under US GAAP, the company is required to account for the fair value of the plan in accordance with FASB Statement 123, "Accounting for stock-based compensation." FASB Statement 123 requires the compensation cost of the options at the grant date, based on fair value of the options, to be recognized over the service period of the options.

         Under the employee share option scheme, the company may grant options to its employees at the discretion of a committee chaired by a non-executive director for up to 750,000 ordinary shares at an exercise price of each option equal to the market value of the company's shares on the date of grant. Options may be exercised following the third anniversary of the date of grant and will lapse on the fifth anniversary of the date of grant.

         In addition, the company has granted options to a number of third parties during the year. Half of the options granted may be exercised from the date of grant and before June 20, 2002. 50,000 shares were acquired under these options at the year end. The second half of the options granted may be exercised at any time after June 30, 1999 and before June 30, 2002.


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the year:

Grant date           Number of shares         Assummed exercise   Assummed risk-free
                                                           date      interest rate %

Employee options
October 4, 1996               62,855            October 4, 1999                 6.39
October 10, 1996             177,850           October 10, 1999                 6.41
December 23, 1996            175,000          December 23, 1999                 6.93

Other options
June 24, 1996                 50,000      Exercised at year end                 5.91
June 24, 1996                550,000              July 15, 1997                 6.02
June 24, 1996                600,000              June 30, 1999                 6.97


Volatility is assumed to be 75% with no dividend yield.


A summary of the status of the company's share options at December 31, 1996 and changes during the year is presented below:



                                                 Employee share options                            Other options
                                                                     Weighted                                  Weighted
                                                                      average                                   average
                                                 Number of           exercise              Number of           exercise
                                                    shares              price                 shares              price
                                                             (Pound Sterling)                           (Pound Sterling)

Outstanding at beginning of year                        --                --                      --                 --
Granted                                            415,705              2.12               1,200,000               0.24
Exercised                                               --                --                 (50,000)              0.24
Forfeited                                               --                --                      --                 --
                                                   -------                                 ---------
Outstanding at end of year                         415,705              2.12               1,150,000               0.24
                                                   =======                                 =========
Options exercisable at year end                         --
                                                   =======
Weighted average fair value of
  options granted during the year     (pound sterling)1.13                      (pound sterling)0.10
                                                   =======                                 =========



     The compensation cost which would be charged against income under FASB Statement 123 for year ended December 31, 1996 is (pound sterling)42,567.

     No compensation cost has been charged against income under UK GAAP nor in determining net loss for calculating loss per share under US GAAP. Had compensation cost calculated in accordance with FASB Statement 123 been charged aginst income, the company's net loss and loss per share would have been increased to the proforma amounts indicated below.

                                                                                1996
Net loss                           As reported-UK/US GAAP      (pound sterling) 848,073
                                   Proforma                    (pound sterling) 890,640
Primary loss per share             As reported-US GAAP                            6.44p
                                   Proforma                                       6.77p
Fully diluted loss per share       As reported-US GAAP                            6.43p
                                   Proforma                                       6.75p


     The following table summarizes information about the share options outstanding at December 31, 1996:



                                Options outstanding                           Options exercisable at
                                     Weighted                                    December 31, 1996
                                      average
                    Number of       remaining           Weighted                                 Weighted
                   options at     contractual            average           Number of              average
                 December 31,            life           exercise             options             exercise
Exercise price           1996           Years              price         exercisable                price
(Pound Sterling)                                (Pound Sterling)                         (Pound Sterling)
Employee options
0.70                  240,705             2.8              0.70                   --                   --
4.07                  175,000             3.0              4.07                   --                   --
                    ---------                                                -------
                      415,705                                                     --
Other options
0.24                1,150,000             1.6              0.24              550,000                 0.24
                    ---------                                                -------
Total               1,565,705                                                550,000
                    =========                                                =======








         Consolidated statements of cash flows

         The consolidated statements of cash flows prepared under UK GAAP differ in certain presentational respects from the format required under Statement of Financial Accounting Standard ("SFAS") 95. Under UK GAAP, a reconciliation of profit from operations to cash flows from operating activities is presented in a note, and cash paid for interest and income taxes are presented separately from cash flows from operating activities. Under SFAS 95, cash flows from operating activities are based on net profit, include interest and income taxes and are presented on the face of the statement. UK GAAP requires cash and cash equivalents to be presented net of overdrafts; SFAS 95 treats overdrafts with financing activities.

                                                   DISPLAY.IT HOLDINGS PLC
                                                   (a development stage company)
NOTES TO THE ACCOUNTS
Year ended December 31, 1996

         A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is set out below.

                                                                       (Pound Sterling)
           Operating activities
           Net cash outflow from operating activities (UK GAAP)               (689,292)
           Interest received                                                    13,910
           Interest paid                                                        (6,466)
                                                                             ---------

           Net cash used in operating activities (US GAAP)                    (681,848)
                                                                             =========

           Investing activities
           Net cash outflow from investing activities (UK GAAP)               (324,673)
                                                                             ---------

           Net cash used in investing activities (US GAAP)                    (324,673)
                                                                             =========

           Financing activities
           Net cash inflow from financing activities (UK GAAP)               1,322,835
                                                                             ---------


           Net cash provided by financing activities (US GAAP)               1,322,835
                                                                             =========

         Consolidation

         The group accounts consolidate the accounts of Display.IT Holdings plc and its subsidiary undertaking using merger accounting principles. Under UK GAAP the difference between the nominal value of the shares issued and the nominal value of the shares acquired may be taken to the profit and loss reserve. Under US GAAP the difference is offset against share capital.

                                                        Registration No. 3069667





DISPLAY.IT LIMITED
(formerly Lamdis Limited)



Report and Financial Statements

June 19, 1995 (Date of Incorporation)

December 31, 1995





Deloitte & Touche
Hill House
1 Little New Street
London EC4A 3TR

                                                              DISPLAY.IT LIMITED
                                                       (formerly Lamdis Limited)



REPORT AND FINANCIAL STATEMENTS 1995


CONTENTS                                                   Page

Auditors' report                                           F-25

Balance sheet                                              F-26

Notes to the accounts                                      F-27

INDEPENDENT AUDITORS' REPORT TO THE DIRECTORS AND SHAREHOLDERS
OF

DISPLAY.IT LIMITED
(FORMERLY LAMDIS LIMITED)

We have audited the accompanying balance sheet of Display.IT Limited as of December 31, 1995. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the company at December 31, 1995 in conformity with generally accepted accounting principles in the United Kingdom and the United States of America.




DELOITTE & TOUCHE
Chartered Accountants
London, England

September 24, 1996

                                                              DISPLAY.IT LIMITED
                                                       (formerly Lamdis Limited)




BALANCE SHEET
December 31, 1995


                                        Note                               1995
                                                               (Pound Sterling)
CURRENT ASSETS
Debtors                                   2                                   2
                                                                        =======
CAPITAL AND RESERVES
Called up equity share capital            3                                   2
                                                                        =======

                                                       DISPLAY.IT LIMITED
                                                       (formerly Lamdis Limited)
NOTES TO THE ACCOUNTS
Period ended  December 31, 1995

1.  ACCOUNTING POLICY

    The financial statements are prepared in accordance with applicable accounting standards. The particular accounting policy adopted is described below.

    Accounting convention

    The financial statements are prepared under the historical cost convention.

2.  OTHER DEBTORS

    Other debtors represent amounts unpaid in respect of equity share capital. The debtor was subsequently settled.

3.  CALLED UP EQUITY SHARE CAPITAL


                                                                      1995
                                                          (Pound Sterling)
Authorized:
10,000 ordinary shares of(pound sterling)1 each                     10,000
                                                                   =======

Allotted and unpaid:
2 ordinary shares of(pound sterling)1 each                               2
                                                                   =======


4.  PROFIT AND LOSS ACCOUNT

    The company has not traded during the period, accordingly no profit and loss account has been prepared. The audit fee of (pound sterling)2,000 has been paid by the shareholder. The director did not receive any remuneration during the period. There are no recognized gains or losses for the period.

                                                       DISPLAY.IT LIMITED
                                                       (formerly Lamdis Limited)
NOTES TO THE ACCOUNTS
Period ended  December 31, 1995


    Under US GAAP, the audit fee of (pound sterling)2,000 would be recognized in the profit and loss account for the period. The profit and loss account would therefore show at net loss for the period of (pound sterling)2,000.

5.  CASH FLOW STATEMENT

    The company has not traded in the period and there were no cash flows. Accordingly, no cash flow statement has been prepared.

6.  RECONCILIATION OF MOVEMENT ON SHAREHOLDERS' FUNDS


                                                                        1995
                                                            (Pound Sterling)
June 19                                                                   --
Issue of ordinary share capital                                            2
                                                                     -------

December 31                                                                2
                                                                     =======

                                  EXHIBIT INDEX

    The following Exhibits are filed as part of this Registration Statement.


     1.1   Memorandum of Association*
     1.2   New Articles of Association*
     2.1   Form of Deposit Agreement to be entered into by and between Display.IT
           Holdings plc and The Bank of New York*

    The Company has not issued any, and is not party to any instrument authorizing the issuance of, long-term debt securities.


     3.1   Share Exchange Agreement by and among Display.IT Holdings plc, Peter
           Levin and Marjorie Moe, dated June 20, 1996*
     3.2   Form of Placing Letter entered into by and between Display.IT Holdings plc and 19 investors, together with schedule of the 19 investors*
     3.3   Option Deed by and between Display.IT Holdings plc and Alasdair
           Norman Macleod, dated June 24, 1996, together with schedule of three other parties who entered into substantially identical Option Deeds with Display.IT Holdings plc*
     3.4   Bonus Option Deed by and between Display.IT Holdings plc and Alasdair
           Norman Macleod, dated June 24, 1996, together with schedule of three other parties who entered into substantially identical Bonus
           Option Deeds with Display.IT Holdings plc*
     3.5   Agreement for Share Subscription by and between Display.IT Holdings plc and Independent Economic Analysis (Holdings) Pte Limited, dated
           November 25, 1996*
     3.6   Agreement for Share Subscription by and between Display.IT Holdings plc and Hestia Investments S.A., dated December 19, 1996*
     3.7   Service Agreement by and between Display.IT Holdings plc and Peter
           Levin, dated June 24, 1996*
     3.8   Letter Agreement by and between Display.ITHoldings plc and David G. Familiant, dated June 24, 1996, together with schedule of two other parties who have entered into substantially identical Letter Agreements with Display.IT
           Holdings plc*
     3.9   Loan Agreement by and between Display.IT Limited and Marjorie Moe, dated April 22, 1996*
     3.10  Debenture by and between Display.IT Limited and Marjorie Moe, dated
           April 22, 1996*
     3.11  Guarantee by and between Marjorie Moe and Peter Levin, dated April 22,
           1996*
     3.12  Pledge Agreement by and between Peter Levin and Marjorie Moe, dated
           April 22, 1996*
     3.13  Pledge Agreement by and between Peter Levin and Marjorie Moe, dated
           June 20, 1996*
     3.14  Rules of the Display.IT Holdings plc Share Option Scheme*

---------------------
*Previously filed.